**EXHIBIT 99.1**

## GLOSSARY OF REFERENCED TERMS AND ACCOUNTING STANDARDS

| | |
|---|---|
| ABO | Accumulated benefit obligation |
| AGLC | Atlanta Gas Light Company |
| AGL Capital | AGL Capital Corporation |
| AGL Networks | AGL Networks, LLC |
| AGL Resources | AGL Resources Inc. and its subsidiaries |
| AGSC | AGL Services Company |
| AMR | Automated meter reading |
| BP | Basis point |
| Calendar 2002 | The 12 months ended December 31, 2002 |
| Calendar 2001 | The 12 months ended December 31, 2001 |
| Calendar 2000 | The 12 months ended December 31, 2000 |
| Calendar 1999 | The 12 months ended December 31, 1999 |
| Calendar 1998 | The 12 months ended December 31, 1998 |
| CGC | Chattanooga Gas Company |
| Core earnings | A non-GAAP measure of net income excluding significant gains or losses on the sale or disposal of assets and/or subsidiaries, identified in this report; as an indicator of AGL Resources' operating performance or liquidity, core earnings should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP |
| Corporate | Nonoperating segment, which includes AGSC and AGL Capital |
| Credit Facility | Credit agreements supporting AGL Resources' commercial paper program |
| Distribution Operations | Segment that includes AGLC, VNG and CGC |
| EBIT | A non-GAAP measure of Earnings Before Interest and Taxes - includes other income; as an indicator of AGL Resources' operating performance or liquidity, EBIT should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP |
| EITF | Emerging Issues Task Force |
| Energy investments | Segment that includes AGL Resources' investment in SouthStar, its investment in US Propane (and its investment in Heritage), AGL Networks and certain other companies |
| ERC | Environmental response cost |
| FASB | Financial Accounting Standards Board |
| FERC | Federal Energy Regulatory Commission |
| Fiscal 2001 | The 12 months ended September 30, 2001 |
| Fiscal 2000 | The 12 months ended September 30, 2000 |
| Fiscal 1999 | The 12 months ended September 30, 1999 |
| Fiscal 1998 | The 12 months ended September 30, 1998 |
| GAAP | Accounting principles generally accepted in the United States of America |
| GPSC | Georgia Public Service Commission |
| Heritage | Heritage Propane Partners, L.P. |
| LIBOR | London Interbank Offered Rate |
| Marketers | GPSC-certificated marketers selling retail natural gas in Georgia |
| MGP | Manufactured gas plants |
| OCI | Other comprehensive income |
| PBR | Performance-based regulation plan |
| PGA | Purchased gas adjustment |
| Propane transaction | Series of transactions during the fourth quarter of fiscal 2000 involving AGL Resources' propane operations |
| PRP | Pipeline replacement program |
| PUHCA | Public Utility Holding Company Act of 1935, as amended |
| RMC | Management's Risk Management Committee |
| SEC | Securities and Exchange Commission |
| Sequent | Sequent Energy Management, LP |
| SFAS | Statement of Financial Accounting Standards |
| SFV | Straight fixed variable rate design, which spreads AGLC's delivery service revenue evenly |

| | |
|---|---|
| | throughout the year |
| SouthStar | SouthStar Energy Services, LLC |
| TRA | Tennessee Regulatory Authority |
| Transition period | The three months ended December 31, 2001 |
| USF | Universal Service Fund |
| US Propane | US Propane LLC |
| Utilipro | Utilipro Inc, a former customer care subsidiary which was sold in the second quarter of fiscal 2001 |
| VaR | Value at risk |
| VNG | Virginia Natural Gas, Inc. |
| VSCC | Virginia State Corporation Commission |
| Wholesale services | Segment that consists of Sequent |
| WNA | Weather normalization adjustment |

| | |
|---|---|
| APB 25 | Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" |
| ARB 51 | Accounting Research Bulletin No. 51 "Consolidated Financial Statements" |
| EITF 98-10 | EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" |
| EITF 99-2 | EITF Issue No. 99-2 "Accounting for Weather Derivatives" |
| EITF 99-19 | EITF Issue No. 99-19 "Reporting Revenue Gross as a Principle versus Net as an Agent" |
| EITF 00-17 | EITF Issue No. 00-17 "Measuring the Fair Value of Energy Related Contracts in Applying Issue No. 98-10" |
| EITF 02-03 | EITF Issue No. 02-03 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" |
| FASB Interpretation 45 | FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" |
| FASB Interpretation 46 | FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" |
| SFAS 5 | SFAS No. 5 "Accounting for Contingencies" |
| SFAS 71 | SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" |
| SFAS 87 | SFAS No. 87 "Employer's Accounting for Pensions |
| SFAS 109 | SFAS No. 109 "Accounting for Income Taxes" |
| SFAS 123 | SFAS No. 123 "Accounting for Stock-Based Compensation" |
| SFAS 133 | SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" |
| SFAS 138 | SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" |
| SFAS 141 | SFAS No. 141 "Business Combinations" |
| SFAS 142 | SFAS No. 142 "Goodwill and Other Intangible Assets" |
| SFAS 143 | SFAS No. 143 "Accounting for Asset Retirement Obligations" |
| SFAS 144 | SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" |
| SFAS 148 | SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" |

## Consolidated Balance Sheets - Assets

| | | As of | |
|---|---|---|---|
| *In millions* | December 31, 2002 | December 31, 2001 | September 30, 2001 |
| **Current assets** | | | |
| Cash and cash equivalents | $8.4 | $7.3 | $2.8 |
| Receivables | | | |
| Energy marketing | 240.2 | 52.1 | 24.9 |
| Gas | 51.8 | 27.4 | 36.9 |
| Other | 28.1 | 8.5 | 11.4 |
| Less allowance for uncollectible accounts | (2.3) | (7.2) | (13.4) |
| Total receivables | 317.8 | 80.8 | 59.8 |
| Income tax receivable | 21.4 | - | - |
| Unbilled revenues | 33.9 | 23.2 | 6.5 |
| Inventories | | | |
| Natural gas stored underground | 107.4 | 149.9 | 110.5 |
| Liquefied natural gas | 5.9 | 5.0 | 3.1 |
| Materials and supplies | 4.9 | 5.5 | 5.9 |
| Energy marketing and risk management assets | 24.7 | 3.1 | 2.8 |
| Unrecovered ERC – current portion | 21.8 | 14.6 | 15.7 |
| Unrecovered PRP – current portion | 15.0 | 16.3 | 6.4 |
| Unrecovered seasonal rates | 9.3 | 11.2 | 10.2 |
| Other current assets | 15.9 | 11.6 | 15.8 |
| Total current assets | 586.4 | 328.5 | 239.5 |
| **Property, plant and equipment** | | | |
| Property, plant and equipment | 3,323.2 | 3,144.7 | 3,097.9 |
| Less accumulated depreciation | 1,129.0 | 1,059.5 | 1,039.0 |
| Property, plant and equipment-net | 2,194.2 | 2,085.2 | 2,058.9 |
| **Deferred debits and other assets** | | | |
| Unrecovered PRP | 499.3 | 498.6 | 518.8 |
| Goodwill | 176.2 | 176.2 | 176.2 |
| Unrecovered ERC | 173.3 | 228.6 | 224.0 |
| Investments in joint ventures | 74.8 | 74.9 | 69.7 |
| Unrecovered postretirement benefit costs | 10.9 | 11.2 | 11.2 |
| Restricted investment for purchase of telecommunications network | 4.4 | 15.0 | - |
| Assigned natural gas stored underground | - | - | 34.1 |
| Other | 22.5 | 36.1 | 35.7 |
| Total deferred debits and other assets | 961.4 | 1,040.6 | 1,069.7 |
| **Total assets** | $3,742.0 | $3,454.3 | $3,368.1 |

See Notes to Consolidated Financial Statements.

# Consolidated Balance Sheets - Liabilities and Capitalization

| | As of | | |
|---|---|---|---|
| | **December 31,** | December 31, | September 30, |
| *In millions* | **2002** | 2001 | 2001 |
| **Current liabilities** | | | |
| Short-term debt | **$388.6** | $384.7 | $303.4 |
| Energy marketing trade payable | **250.7** | 61.8 | 34.5 |
| Accounts payable-trade | **91.1** | 36.2 | 47.9 |
| Accrued PRP – current portion | **50.0** | 53.6 | 48.9 |
| Accrued ERC – current | **41.3** | 47.0 | 30.0 |
| Current portion of long-term debt | **30.0** | 93.0 | 45.0 |
| Accrued wages and salaries | **23.0** | 9.7 | 21.1 |
| Customer deposits | **22.9** | 13.9 | 12.7 |
| Accrued interest | **19.2** | 21.1 | 25.1 |
| Energy marketing and risk management liabilities | **17.9** | 0.2 | 2.0 |
| Accrued taxes | **16.0** | 30.3 | 50.3 |
| Other current liabilities | **65.1** | 58.3 | 44.6 |
| Total current liabilities | **1,015.8** | 809.8 | 665.5 |
| **Accumulated deferred income taxes** | **320.0** | 268.8 | 255.5 |
| **Long-term liabilities** | | | |
| Accrued PRP | **444.0** | 453.1 | 469.5 |
| Accrued pension obligations | **72.7** | - | 6.4 |
| Accrued ERC | **63.7** | 124.0 | 141.0 |
| Accrued postretirement benefit costs | **49.2** | 48.7 | 48.3 |
| Total long-term liabilities | **629.6** | 625.8 | 665.2 |
| **Deferred credits** | | | |
| Unamortized investment tax credit | **20.2** | 21.5 | 21.8 |
| Regulatory tax liability | **13.5** | 14.4 | 14.6 |
| Other deferred credits | **38.6** | 8.9 | 9.2 |
| Total deferred credits | **72.3** | 44.8 | 45.6 |
| **Commitments and contingencies (Notes 2 and 6)** | | | |
| **Capitalization** | | | |
| Long-term debt | **767.0** | 797.0 | 845.0 |
| Subsidiaries' obligated mandatorily redeemable preferred securities | **227.2** | 218.0 | 219.9 |
| Common shareholders' equity (see accompanying statements of consolidated common shareholders' equity) | **710.1** | 690.1 | 671.4 |
| Total capitalization | **1,704.3** | 1,705.1 | 1,736.3 |
| **Total liabilities and capitalization** | **$3,742.0** | $3,454.3 | $3,368.1 |

See Notes to Consolidated Financial Statements.

## Statements of Consolidated Income

| In millions, except per share amounts | Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| Operating revenues | $868.9 | $201.0 | $940.9 | $607.4 |
| Cost of sales | 268.2 | 49.1 | 327.3 | 111.9 |
| Operating margin | 600.7 | 151.9 | 613.6 | 495.5 |
| Operating expenses | | | | |
| Operation and maintenance | 274.1 | 68.1 | 267.2 | 247.8 |
| Depreciation and amortization | 89.1 | 23.2 | 100.0 | 83.2 |
| Taxes other than income taxes | 29.3 | 6.0 | 32.8 | 26.7 |
| Total operating expenses | 392.5 | 97.3 | 400.0 | 357.7 |
| Operating income | 208.2 | 54.6 | 213.6 | 137.8 |
| Other income | 38.8 | 7.7 | 11.7 | 15.1 |
| Gain on sale of Utilipro | - | - | 10.9 | - |
| Gain on propane transaction | - | - | - | 13.1 |
| EBIT | 247.0 | 62.3 | 236.2 | 166.0 |
| Interest expense and preferred stock dividends | 86.0 | 23.8 | 97.4 | 57.7 |
| Earnings before income taxes | 161.0 | 38.5 | 138.8 | 108.3 |
| Income taxes | 58.0 | 13.6 | 49.9 | 37.2 |
| Net income | $103.0 | $24.9 | $88.9 | $71.1 |
| Earnings per common share | | | | |
| Basic | $1.84 | $0.45 | $1.63 | $1.29 |
| Diluted | $1.82 | $0.45 | $1.62 | $1.29 |
| Weighted average number of common shares outstanding | | | | |
| Basic | 56.1 | 55.3 | 54.5 | 55.2 |
| Diluted | 56.6 | 55.6 | 54.9 | 55.2 |

See Notes to Consolidated Financial Statements.

## Statements of Consolidated Common Shareholders' Equity

| _In millions, except par value and per share amounts_ | Common stock | Premium on common stock | Earnings Reinvested | Other Comprehensive Income | Shares held In treasury And trust | Total |
|---|---|---|---|---|---|---|
| Balance as of September 30, 1999 | $289.2 | $200.0 | $186.7 | - | $(14.4) | $661.5 |
| Comprehensive income: | | | | | | |
| Net income | - | - | 71.1 | - | - | 71.1 |
| Total comprehensive income | | | | | | 71.1 |
| Dividends on common stock ($1.08 per share) | - | - | (59.8) | - | - | (59.8) |
| Repurchase of treasury shares | - | - | - | - | (62.1) | (62.1) |
| Benefit, stock compensation, dividend reinvestment and stock purchase plans | - | 0.2 | (0.2) | - | 10.3 | 10.3 |
| Stock award forfeitures | (0.1) | - | - | - | - | (0.1) |
| Balance as of September 30, 2000 | 289.1 | 200.2 | 197.8 | - | (66.2) | 620.9 |
| Comprehensive income: | | | | | | |
| Net income | - | - | 88.9 | - | - | 88.9 |
| OCI – unrealized loss on interest rate hedge | - | - | - | (0.5) | - | (0.5) |
| Total comprehensive income | | | | | | 88.4 |
| Dividends on common stock ($1.08 per share) | - | - | (58.6) | - | - | (58.6) |
| Benefit, stock compensation, dividend reinvestment and stock purchase plans | - | 2.1 | - | - | 18.7 | 20.8 |
| Stock award forfeitures | (0.1) | - | - | - | - | (0.1) |
| Other | - | 0.5 | (0.5) | - | - | - |
| Balance as of September 30, 2001 | 289.0 | 202.8 | 227.6 | (0.5) | (47.5) | 671.4 |
| Comprehensive income: | | | | | | |
| Net income | - | - | 24.9 | - | - | 24.9 |
| OCI – loss resulting from unfunded pension obligation | - | - | - | (0.6) | - | (0.6) |
| Total comprehensive income | | | | | | 24.3 |
| Dividends on common stock ($0.27 per share) | - | - | (14.9) | - | - | (14.9) |
| Benefit, stock compensation, dividend reinvestment and stock purchase plans | - | 1.1 | (0.1) | - | 8.5 | 9.5 |
| Other | - | (0.1) | (0.1) | - | - | (0.2) |
| Balance as of December 31, 2001 | 289.0 | 203.8 | 237.4 | (1.1) | (39.0) | 690.1 |
| **Comprehensive income:** | | | | | | |
| **Net income** | **-** | **-** | **103.0** | **-** | **-** | **103.0** |
| **OCI – loss resulting from unfunded pension obligation (net of tax benefit of $30.8)** | **-** | **-** | **-** | **(48.5)** | **-** | **(48.5)** |
| **Total comprehensive income** | | | | | | **54.5** |
| **Dividends on common stock** ($1.08 per share) | **-** | **-** | **(60.5)** | **-** | **-** | **(60.5)** |
| **Benefit, stock compensation, dividend reinvestment and stock purchase plans (net of tax benefit of $1.1)** | **-** | **6.0** | **-** | **-** | **19.7** | **25.7** |
| **Other** | **-** | **-** | **(0.1)** | **0.4** | **-** | **0.3** |
| **Balance as of December 31, 2002** | **$289.0** | **$209.8** | **$279.8** | **($49.2)** | **($19.3)** | **$710.1** |

See Notes to Consolidated Financial Statements.

## Statements of Consolidated Cash Flows

| In millions | Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net income | **$103.0** | $24.9 | $88.9 | $71.1 |
| Adjustments to reconcile net income to net cash flow provided by operating activities | | | | |
|    Depreciation and amortization | **89.1** | 23.2 | 101.3 | 84.4 |
|    Deferred income taxes, net of noncash items | **81.9** | 14.0 | 6.7 | 37.1 |
|    Equity in joint venture earnings | **(27.2)** | (5.2) | (11.1) | (6.7) |
|    Gain on sale of Utilipro | **-** | - | (10.9) | - |
|    Gain on propane transaction | **-** | - | - | (13.1) |
|    Other | **(5.2)** | (2.4) | (1.3) | (1.3) |
| Changes in certain assets and liabilities, net of assets and liabilities acquired | | | | |
|    Payables | **243.8** | 15.6 | 31.4 | 2.7 |
|    Changes in deferred revenue | **37.1** | - | - | - |
|    Pension liability – net | **(6.1)** | (7.1) | (0.9) | 1.4 |
|    Inventories and assigned natural gas stored underground | **42.2** | (6.8) | (83.3) | 29.7 |
|    ERC - net | **(17.9)** | (3.5) | (15.7) | (5.1) |
|    Receivables | **(269.1)** | (37.7) | (0.4) | (1.3) |
|    Other – net | **13.9** | (37.0) | (4.9) | (47.3) |
|    Net cash flow provided by (used in) operating activities | **285.5** | (22.0) | 99.8 | 151.6 |
| **Cash flows from investing activities** | | | | |
| Property, plant and equipment expenditures | **(187.0)** | (51.9) | (155.7) | (157.8) |
| Acquisition of VNG, net of cash acquired | **-** | - | (541.2) | - |
| Cash received from sale of Utilipro | **-** | - | 17.9 | - |
| Cash received from propane transaction | **-** | - | - | 9.1 |
| Net investment in joint ventures | **-** | - | 3.5 | (4.5) |
| Cash received from (provided to) joint ventures | **27.3** | - | 16.3 | (8.7) |
| Other | **(0.7)** | 2.5 | 8.1 | 1.4 |
|    Net cash flow used in investing activities | **(160.4)** | (49.4) | (651.1) | (160.5) |
| **Cash flows from financing activities** | | | | |
| Payments of long-term debt | **(93.0)** | - | (20.0) | (50.0) |
| Borrowings of long-term debt | **-** | - | 300.0 | - |
| Net payments and borrowings of short-term debt | **3.9** | 81.3 | 162.2 | 139.7 |
| Issuance of trust preferred securities | **-** | - | 145.6 | - |
| Dividends paid on common shares | **(53.2)** | (14.0) | (50.4) | (51.2) |
| Purchase of treasury shares | **-** | - | - | (62.1) |
| Sale of treasury shares, net of noncash dividends | **19.7** | 7.2 | 18.2 | 1.6 |
| Other | **(1.4)** | 1.4 | (3.5) | - |
|    Net cash flow (used in ) provided by financing activities | **(124.0)** | 75.9 | 552.1 | (22.0) |
|    Net increase (decrease) in cash and cash equivalents | **1.1** | 4.5 | 0.8 | (30.9) |
|    Cash and cash equivalents at beginning of period | **7.3** | 2.8 | 2.0 | 32.9 |
|    Cash and cash equivalents at end of period | **$8.4** | $7.3 | $2.8 | $2.0 |
| **Cash paid during the period for** | | | | |
| Interest (net of AFUDC) | **$73.3** | $23.4 | $83.3 | $56.1 |
| Income taxes | **15.3** | 39.3 | 37.3 | 24.2 |

See Notes to Consolidated Financial Statements.

## > Note 1
## Significant Accounting Policies

**Nature of our business**

AGL Resources is a registered public utility holding company that manages its business in three operating segments and one nonoperating segment.

On September 20, 2001, the Board of Directors of AGL Resources Inc. elected to change AGL Resources' fiscal year end from September 30 to December 31 effective October 1, 2001. The financial statements and related footnote information for the three months ended December 31, 2001 (defined as the "transition period") have been presented herein.

*Distribution Operations*

Distribution operations includes the results of operations and financial condition of AGL Resources' three natural gas local distribution companies: AGLC, VNG and CGC. AGLC conducts its primary business, the distribution of natural gas, throughout most of Georgia. VNG distributes and sells natural gas in southeastern Virginia. CGC distributes and sells natural gas in the Chattanooga area of Tennessee. The GPSC regulates AGLC; the VSCC regulates VNG; and the TRA regulates CGC. The GPSC, the VSCC and the TRA regulate distribution operations with respect to rates, maintenance of accounting records and various other matters.

Effective October 1, 2000, AGL Resources acquired all the outstanding common stock of VNG, a wholly owned subsidiary of Consolidated Natural Gas Company and an indirect subsidiary of Dominion Resources, Inc. (DRI). The purchase price of approximately $535 million, paid in cash, included approximately $7.5 million in working capital. The acquisition was accounted for as a purchase for financial accounting purposes, and as a result VNG's operations were consolidated with those of AGL Resources beginning October 1, 2000. The excess purchase price of $183.6 million over the fair value of the assets acquired and liabilities assumed was allocated to goodwill, which was initially being amortized using a life of 40 years. Effective October 1, 2001, AGL Resources adopted SFAS 142, and as a result, this goodwill is not amortized during the Transition period and Calendar 2002.

*Wholesale Services*

Wholesale services includes the results of operations and financial condition of Sequent, AGL Resources' asset optimization, gas supply services, and wholesale marketing and risk management subsidiary. Asset optimization focuses on capturing the value from idle or underutilized assets, typically by participating in transactions that balance the needs of varying markets and time horizons.

Although Sequent is a nonregulated business, some of its underlying assets are regulated. Under varying agreements and practices, Sequent acts as asset manager and/or gas manager for AGL Resources' regulated utilities. Sequent aggregates gas from other marketers and producers and sells it to third parties. In addition, Sequent bundles commodity with transportation and redelivers short and long-term transported commodity. The VSCC has approved an asset management agreement, which provides for a sharing of profits between Sequent and VNG's customers. Sequent and CGC have an agreement whereby Sequent pays CGC's ratepayers an annual fee for the right to act as CGC's asset manager. Sequent also operates as asset manager for AGLC. By statute, earnings from capacity release transactions are required to be shared 90% with Georgia's USF. By GPSC order, net margin earned by Sequent, for transactions involving AGLC assets other than capacity release, are required to be shared 50/50 with Georgia's USF.

*Energy Investments*

Energy investments include AGL Resources' investments in SouthStar, US Propane, the results of operations and financial condition of AGL Networks, and Utilipro through the date of sale.

Effective March 2, 2001, AGL Resources sold substantially all the assets of Utilipro, which engaged in the sale of integrated customer care solutions and billing services to energy marketers in the United States, to Alliance Data Systems Corporation for $17.9 million, resulting in a pretax and after-tax gain of $10.9 million and $7.1 million, respectively.

As of December 31, 2002, SouthStar is a joint venture in which a subsidiary of AGL Resources is a 50% owner; a subsidiary of Dynegy Holdings, Inc. is a 20% owner; and a subsidiary of Piedmont Natural Gas Company is a 30% owner (collectively the Owners). Although AGL Resources owns 50% of SouthStar, it does not have a controlling interest as most matters of significance require the unanimous vote of each Owner's representative to the governing board of SouthStar. SouthStar offers a combination of unregulated energy products and services to industrial, commercial and residential customers in the Southeastern United States. SouthStar was formed and began marketing energy services in Georgia, under the trade name Georgia Natural Gas Services, in 1998 when that state became fully open to retail natural gas competition.

On January 24, 2003, AGL Resources announced that its wholly-owned subsidiary has reached an agreement to purchase the Dynegy Holdings Inc. 20% ownership interest of SouthStar. The transaction is expected to close in March 2003, subject to a number of approvals, including clearance by the GPSC. Upon closing, AGL Resources' subsidiary will own a non-controlling 70% financial interest in SouthStar, with Piedmont Natural Gas Company owning the remaining 30%. The purchase agreement stipulates that Dynegy Marketing and Trade will no longer provide asset management and gas procurement and supply services for SouthStar. This relationship will be terminated on January 31, 2003, and SouthStar will assume the asset manager role and any litigation related to this agreement will be dismissed.

The Owners of SouthStar have entered into a capital contribution agreement that requires each Owner to contribute additional capital to SouthStar to pay invoices for goods and services received from any vendor that is affiliated with an Owner whenever funds are not otherwise available to pay those invoices. The capital contributions to pay affiliated vendor invoices are repaid as funds become available, but repayment is subordinated to SouthStar's revolving line of credit with financial institutions. There was no activity related to the capital contribution agreement during calendar 2002.

AGL Resources owns 22.36% of the limited partnership interests in US Propane and 22.36% of the limited liability company that serves as US Propane's general partner. The other limited partners are subsidiaries of TECO Energy, Inc., Piedmont Natural Gas Company, and Atmos Energy Corporation. These other companies also are owners of US Propane's general partner. US Propane owns all the general partnership interests directly or indirectly and approximately 29% or 4,641,282 common units of the limited partnership interests in Heritage (NYSE: HPG), a marketer of propane through a nationwide retail distribution network. Heritage competes with electricity, natural gas and fuel oil providers, as well as with other companies in the retail propane distribution business. The propane business, like the natural gas business, is seasonal, with weather conditions significantly affecting demand. AGL Resources recognized a pretax and after-tax gain of $13.1 million and $10.7 million, respectively, during August 2000 in connection with the formation of US Propane.

The limited partnership agreement of US Propane requires that, in the event of liquidation, all limited partners would be required to restore capital account deficiencies, including any unsatisfied obligations of the partnership. AGL Resources' maximum capital account restoration would be $13.6 million. Currently AGL Resources' capital account is positive. Management believes that the occurrence of US Propane's liquidation is not probable and, accordingly, no liability is recorded.

AGL Networks serves the demand for high-speed network capacity in metropolitan areas within the United States. Under a certificate of authority from the GPSC, AGL Networks owns and operates a 175 mile fiber network and provides last-mile conduit and dark fiber infrastructure solutions to a variety of customers in metro Atlanta, including local, regional and national telecommunications companies; wireless service providers; educational institutions; and other commercial entities. Additionally, AGL Networks owns and operates a 60 mile fiber network in Phoenix, serving the central business district, midtown and the airport areas. Conduit and dark fiber is typically provided to these customers under a lease arrangement with term lengths that vary from 3 to 20 years. In addition to conduit and dark fiber leasing, AGL Networks provides turnkey telecommunications network construction services. AGL Networks has also entered into back-to-back lease or fiber exchange arrangements in St. Louis, MO, Kansas City, KS and Richmond, VA. AGL Networks has contracted for last mile dark fiber on behalf of customers. These arrangements are dedicated to the customer and AGL Networks is fully compensated for the costs of such leases.

*Corporate*

Corporate includes the results of operations and financial condition of AGL Resources' nonoperating business units, including AGSC and AGL Capital. AGSC is a service company established in accordance with PUHCA. AGL Capital was established to finance the acquisition of VNG; refinance existing short-term debt; and provide for the ongoing financing needs of AGL Resources through a commercial paper program, the issuance of various debt and hybrid securities, and other financing mechanisms. All operating expenses and interest costs associated with AGSC and AGL Capital are allocated to the operating segments in accordance with PUHCA. The corporate segment also includes intercompany eliminations for transactions between operating business segments.

**Corporate Reorganization**

AGL Resources undertook an operational excellence project during fiscal 2000. The goal was to improve productivity and profitability through internal operational activity reassessment supported with external benchmarks. The project concluded prior to September 30, 2000, and resulted in AGL Resources reorganizing various functions and identifying specific positions to be eliminated. A one-time pretax charge of $6.3 million was recorded in operation and maintenance expenses during the fourth quarter of fiscal 2000.

**Consolidation Policy**

AGL Resources utilizes two different accounting methods to report its investments in its subsidiaries and other companies: consolidation and the equity method.

*Consolidation.* AGL Resources utilizes the consolidation method of accounting when it owns a majority of the voting stock of the subsidiary or if it can otherwise exercise control over the entity. This means that the accounts of AGL Resources are combined with the subsidiaries' accounts. Any intercompany profits between segments are not eliminated when such amounts are probable of recovery under the affiliates' rate regulation process. Additionally, intercompany balances and transactions are eliminated when the accounts are consolidated. AGL Resources' consolidated financial statements include the accounts of the following subsidiaries:

- AGLC
- VNG
- CGC
- Sequent
- AGL Networks

Prior to the sale of Utilipro, Utilipro's assets, liabilities and earnings were included in the consolidated financial statements. The outside investors' ownership interest was recorded as a minority interest. As a result of the sale, as of September 30, 2001, there was no minority interest. As of September 30, 2000, the minority interest was immaterial.

*The Equity Method.* The equity method is utilized to account for and report corporate joint ventures where AGL Resources holds a 20% to 50% voting interest, unless control can be exercised over the entity. Under the equity method, AGL Resources' ownership interest in the entity is reported as an investment within its consolidated balance sheets. Additionally, AGL Resources' percentage ownership in the joint venture's earnings or losses is reported in its statements of consolidated income under other income.

In January 2003, the FASB issued FASB Interpretation 46, which separates unconsolidated entities, including special purpose entities, joint ventures and partnerships, into two categories:

- entities for which the consolidation decision should be based on voting interests and therefore are subject to ARB 51
- entities for which the consolidation should be based on variable interests and therefore are subject to FASB Interpretation 46

Companies whose unconsolidated entities are subject to FASB Interpretation 46 and are issuing financial statements on or after January 31, 2003 are required to disclose the nature, purpose, size and activities and the company's maximum exposure to loss as a result of its involvement with the variable interest entity. AGL Resources is evaluating the impact of FASB Interpretation 46 to its joint venture interests in SouthStar and US Propane.

**Cash and Cash Equivalents**

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and certificates of deposit with original maturities of three months or less.

**Concentration of Credit Risk**

AGLC has a concentration of credit risk related to the provision of services to Georgia's Marketers. At September 30, 1998 (prior to deregulation), AGLC billed approximately 1.4 million end-use customers in Georgia for its services. In contrast, at December 31, 2002, AGLC billed ten Marketers in Georgia for services. These Marketers, in turn, billed end-use customers.

Several factors are designed to mitigate the risks to AGL Resources of the increased concentration of credit that has resulted from deregulation. First, in order to obtain a certificate from the GPSC, a certificated marketer must demonstrate to the GPSC, among other things, that it possesses satisfactory financial and technical capability to render the certificated service. Second, AGLC has instituted certain practices and imposed certain requirements designed to reduce credit risk. These include the following:

- Pursuant to AGLC's tariff, each Marketer is required to maintain security for its obligations to AGLC in an amount equal to at least two times the Marketer's estimated maximum monthly bill in the form of a cash deposit, letter of credit, surety bond or guaranty from a creditworthy guarantor.
- Intrastate delivery service is billed in advance rather than in arrears.

For calendar 2002, the four largest Marketers based on customer count, one of which was SouthStar, accounted for approximately 58.9% of AGL Resources' and 61.3% of distribution operations' operating margin. As of December 31, 2002 and September 30, 2001, only gas receivables attributable to CGC and VNG were due from end-use customers.

AGLC also faces potential credit risk in connection with assignments to Marketers of interstate pipeline transportation and storage capacity. Although AGLC assigns this capacity to the Marketers, in the event the Marketers fail to pay the interstate pipelines for the capacity, the interstate pipelines would in all likelihood seek repayment from AGLC. This risk is mitigated somewhat by the fact that the interstate pipelines require the Marketers to maintain security for their obligations to the interstate pipelines arising out of the assigned capacity.

**Inventory**

In Georgia's competitive environment, Marketers, including AGLC's marketing affiliate SouthStar, began in November 1998 selling natural gas to firm end-use customers at market-based prices. Part of the unbundling process that provides for this competitive environment is the assignment to Marketers of certain pipeline services that AGLC has under contract. AGLC assigns, on a monthly basis, the majority of its pipeline storage services that it has under contract to the Marketers, along with a corresponding amount of inventory.

Gas inventories are stated at the weighted-average costing method. Materials and supplies inventories are stated at the lower of average cost or market. Mark-to-market adjustments on inventories on Sequent's energy marketing and risk management activities are included in energy marketing and risk management assets on the consolidated balance sheet.

**Property, Plant and Equipment**

*Distribution Operations.* Distribution operations' property, plant and equipment consists of property and equipment that is in use, being held for future use and under construction. It is reported at its original cost, which includes:

- material and labor
- contractor costs
- construction overhead costs (where applicable)
- an allowance for funds used during construction

Property retired or otherwise disposed of is charged to accumulated depreciation.

*Wholesale Services, Energy Investments and Corporate.* Property, plant and equipment include property that is in use and under construction, and is reported at cost. A gain or loss is recorded for retired or otherwise disposed of property.

**Evaluation of Assets for Impairment**

In August 2001, the FASB issued SFAS 144, which superceded SFAS 121 and requires AGL Resources to review long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on undiscounted cash flows. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. The adoption of SFAS 144 on January 1, 2002 had no impact on AGL Resources' financial position or results of operation. In accordance with SFAS 144, AGL Resources has evaluated its long-lived assets for financial impairment. As of December 31, 2002, AGL Resources believes that no asset impairments exist.

**Accounting for Asset Retirement Obligations**

In June 2001, the FASB issued SFAS 143 which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. AGL Resources adopted SFAS 143 on January 1, 2003, and it did not have a material impact on AGL Resources' financial position or results of operations.

AGL Resources' regulated entities currently accrue costs of removal on many regulated, long-lived assets through depreciation expense, with a corresponding charge to accumulated depreciation, as allowed by its regulatory jurisdictions. However, because these removal costs meet the requirements of SFAS 71, these accumulated costs will be disclosed in 2003. As of December 31, 2002, AGL Resources has not yet quantified the accumulated removal costs.

**Goodwill and Other Intangible Assets**

During July 2001, the FASB issued SFAS 142. Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rule requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. AGL Resources adopted SFAS 142 effective October 1, 2001. As a result, annual goodwill amortization of approximately $5.2 million before tax on an annualized basis has ceased. No impairment charges were recognized as a result of the adoption of SFAS 142 in calendar 2002 or the Transition period. Net income and earnings per share (basic and diluted) for fiscal 2001 have been adjusted below to exclude amortization related to goodwill and recognized in business combinations. Goodwill amortization was not material in fiscal 2000.

| In millions, except per share amounts | Net Income | Basic | Diluted |
|---|---|---|---|
| As reported | $88.9 | $1.63 | $1.62 |
| Effect of goodwill amortization, net of tax | 3.4 | 0.06 | 0.06 |
| As adjusted | $92.3 | $1.69 | $1.68 |

**Accumulated Deferred Income Taxes**

The reporting of AGL Resources' assets and liabilities for financial accounting purposes differs from the reporting for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in AGL Resources' consolidated balance sheets. AGLC's and CGC's investment tax credits have been deferred and are being amortized as credits to income over the estimated lives of the related properties in accordance with regulatory treatment.

**Revenues**

*Distribution Operations.* Revenues are recorded when services are provided to customers. Those revenues are based on rates approved by the GPSC, the VSCC and the TRA.

As required by the GPSC, in July 1998, AGLC began billing marketers for each residential, commercial and industrial customer's distribution costs in equal monthly installments. As required by the GPSC, effective February 1, 2001, AGLC implemented a seasonal rate design for the calculation of each residential customer's annual straight fixed variable (SFV) capacity charge, which is billed to Marketers and reflects the historic volumetric usage pattern for the entire residential class. Generally, this change should result in residential customers being billed by the Marketers for a higher capacity charge in the winter months and a lower charge in the summer months. This requirement has an operating cash flow impact, but does not change AGLC's revenue recognition. As a result, AGLC continues to recognize its residential SFV capacity revenues for financial reporting purposes in equal monthly installments. Any difference between the billings under the seasonal rate design and the SFV revenue recognized is deferred and reconciled to actual billings on an annual basis. As of December 31, 2002, December 31, 2001 and

September 30, 2001, AGLC had unrecovered seasonal rates of approximately $9.3 million, $11.2 million and $10.2 million respectively, (included as a current asset in the consolidated balance sheet) related to the difference between the billings under the seasonal rate design and the SFV revenue recognized.

VNG and CGC employ rate structures that include volumetric rate designs that allow recovery of costs through gas usage. Revenues from sales and transportation services are recognized in the same period in which the related volumes are delivered to customers. VNG and CGC bill and recognize sales revenues from residential and certain commercial and industrial customers on the basis of scheduled meter readings. In addition, revenues are recorded for estimated deliveries of gas, not yet billed to these customers, from the meter reading date to the end of the accounting period, which are included in the consolidated balance sheets as unbilled revenue. For the other commercial and industrial customers and all wholesale customers, revenues are based upon actual deliveries to the end of the period.

The TRA has authorized a WNA rider for CGC. This rider is designed to offset the impact of unusually cold or warm weather on customer billings and operating margin.

On September 27, 2002, the VSCC approved an experimental two-year WNA program for VNG to reduce the effect of weather on customer bills. The WNA will reduce customer bills when winter weather is colder than normal and surcharge customer bills when weather is warmer-than-normal. A factor based on usage by customers and weather conditions during each billing cycle will be used to determine the credit or surcharge. The WNA will provide customers with less volatile bills and VNG with a more stable operating margin and less weather risk. As part of the approval, VNG agreed not to file for a general rate increase for at least two years. The WNA went into effect for the billing cycle beginning in November 2002, and continues for six billing cycles of each year. In order for the experimental program to be extended beyond its initial term, VNG must file a cost of service study with the VSCC.

*Wholesale Services.* Revenue derived from gas sales are recognized upon product delivery as specified by contractual terms. Substantially all of Sequent's energy marketing and risk management operations are accounted for under fair value or mark-to-market accounting. Under these methods financial instruments and contractual commitments are recorded at fair value upon contract execution. The net changes in market values are recognized as operating revenues in the period of change. The unrealized gains or losses are recorded as energy marketing and risk management assets and/or liabilities in the accompanying consolidated balance sheets. Intercompany profits from sales between segments are eliminated in the corporate segment and are recognized as goods and/or services are sold to end-use customers.

*Energy Investments.* Wholesale services and energy investments revenues are recorded when services are provided to customers. Intercompany profits from sales between segments are eliminated in the corporate segment and are recognized as goods are sold to end-use customers.

*Network Lease Accounting.* Revenues attributable to leases of dark fiber pursuant to indefeasible rights-of-use (IRU) agreements are recognized as services are provided. Dark fiber IRU agreements generally require the customer to make a down payment upon execution of the agreement; however, in some cases AGL Networks receives up to the entire lease payment at inception of the lease and recognizes revenue ratably over the lease term. This results in deferred revenue being recorded on AGL Resources' consolidated balance sheet.

**Cost of Sales**

VNG and CGC charge their customers for the natural gas they consume using PGA mechanisms set by the VSCC and the TRA, respectively. Under the PGA, VNG and CGC defer (include as a current asset or liability in the consolidated balance sheets and exclude from the statements of consolidated income) the difference between the actual cost of gas and what is collected from customers in a given period. The deferred amount is either billed or refunded to VNG and CGC customers.

**Stock-based Compensation**

In December 2002, the FASB issued SFAS 148. This pronouncement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Under the fair value based method, compensation cost for stock options is measured when options are issued. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation.

The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. As of December 31, 2002, AGL Resources has adopted SFAS 148 through continued application of the intrinsic value method of accounting under APB 25, and enhanced financial statement disclosures of the effect on net income and earnings per share if fair value provisions as if SFAS 148 had been applied.

At December 31, 2002, AGL Resources has several stock-based employee compensation plans, which are described more fully in Note 3. AGL Resources accounts for these plans under the recognition and measurement principles of APB 25 and related interpretations. For stock option plans no stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if AGL Resources had applied the fair value recognition provisions of SFAS 123.

| In millions, except per share amounts | Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| Net income, as reported | $103.0 | $24.9 | $88.9 | $71.1 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect | (1.9) | (0.6) | (2.4) | (2.5) |
| Pro forma net income | $101.1 | $24.3 | $86.5 | $68.6 |
| | | | | |
| Earnings per share: | | | | |
| Basic-as reported | $1.84 | $0.45 | $1.63 | $1.29 |
| Basic-pro forma | $1.80 | $0.44 | $1.59 | $1.25 |
| | | | | |
| Diluted-as reported | $1.82 | $0.45 | $1.62 | $1.29 |
| Diluted-pro forma | $1.79 | $0.44 | $1.58 | $1.25 |

**Depreciation Expense**

Depreciation expense for distribution operations is computed by applying composite, straight-line rates (approved by the GPSC, VSCC and TRA) to the investment of depreciable property. The composite straight-line depreciation rate for distribution operations was approximately 2.8%, 3.0% and 3.1% for depreciable property excluding transportation equipment during calendar 2002, fiscal 2001 and fiscal 2000, respectively. As of May 1, 2002, the GPSC required a decrease of depreciation rates for AGLC which decreased depreciation expense by $5.6 million in calendar 2002 and approximately $9.6 million on an annual basis. Transportation equipment is depreciated on a straight-line basis over a period of 5 to 10 years. Depreciation expense for other segments is computed on a straight-line basis over a period of 1 to 35 years.

**Other Income**

Other income consists of the following:

| In millions | Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| Allowance for funds used during construction | $2.9 | $0.4 | $1.5 | $2.0 |
| Interest and dividend income | 0.6 | 0.2 | 1.1 | 3.5 |
| Equity in SouthStar's income | 27.0 | 4.4 | 9.1 | 3.4 |
| Regulatory carrying costs | 6.4 | 2.4 | 3.9 | 3.1 |
| All other – net | 1.9 | 0.3 | (3.9) | 3.1 |
| Total other income | $38.8 | $7.7 | $11.7 | $15.1 |

**Allowance for Funds Used During Construction (AFUDC)**

Construction projects in Georgia, Virginia and Tennessee are financed with debt, equity and funds from operations. The GPSC and the TRA allow AGLC and CGC, respectively, to record the cost of those funds as part of the cost of construction projects in AGL Resources' consolidated balance sheets and as AFUDC in the statements of consolidated income. AGLC's portion of AFUDC is calculated based upon a rate authorized by the GPSC. Beginning July 1, 1998, the GPSC authorized a rate of 9.11% for AFUDC, which increased to 9.16% effective May 1, 2002. The CGC portion of AFUDC is calculated based upon a rate authorized by the TRA of 9.08%. VNG's capital expenditures do not qualify for AFUDC treatment.

**Comprehensive Income**
Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under GAAP are excluded from net income. For AGL Resources, such items consist primarily of unrealized gains and losses on certain derivatives and minimum pension liability adjustments

**Earnings per Common Share**

Basic earnings per common share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share reflect the potential dilution that could occur when potential common shares are added to common shares outstanding. Diluted earnings per common share are calculated quarterly and the number of incremental shares to be included at year-end is the weighted average of each quarterly calculation.

AGL Resources' potential common shares were derived from performance units whose future issuance is contingent upon the satisfaction of certain performance criteria, and stock options whose exercise prices were less than the average market price of the common shares for the respective periods.

| | Denominator for Earnings per share | | | |
| *In millions* | **Calendar 2002** | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| Denominator for basic earnings per share | | | | |
| (weighted-average shares outstanding) | **56.1** | 55.3 | 54.5 | 55.2 |
| Assumed exercise of potential common shares | **0.5** | 0.3 | 0.4 | 0.0 |
| Denominator for diluted earnings per share | **56.6** | 55.6 | 54.9 | 55.2 |

**Risk Management**

AGL Resources is exposed to risks associated with among others, commodity prices, interest rates, credit, weather, economic conditions and changes in federal and state regulation. Commodity price risk is defined as the potential loss that AGL Resources may incur as a result of changes in the fair value of a particular instrument or commodity. Interest rate risk results from AGL Resources' portfolio of debt and equity instruments that it issues to provide financing and liquidity for its business. Credit risk results from the extension of credit throughout all aspects of AGL Resources' business, but is particularly concentrated in distribution operations at AGLC and in wholesale services. SouthStar is a weather-dependent business, and weather risk or opportunity exists at Sequent, as well as the distribution operations. Regulatory risk resides throughout each of the operating business segments.

The RMC is responsible for the overall establishment of risk management policies and monitoring of the compliance with and adherence to the terms within these policies, including the delegation of approval and authorization levels. The RMC consists of senior executives who monitor commodity price risk positions, corporate exposures, credit exposures and overall results of AGL Resources' risk management activities. The RMC is chaired by the chief risk officer, who is responsible for ensuring that appropriate reporting mechanisms exist for the RMC to perform its monitoring functions.

Sequent accounts for transactions in connection with energy marketing and risk management activities under the fair value or mark-to-market methods of accounting, in accordance with SFAS 133 and EITF 98-10, respectively. Under this method, AGL Resources records energy commodity contracts, including both physical transactions and financial instruments, at fair value. The market prices or fair values used in determining the value of these contracts are Sequent's best estimates utilizing information such as commodity exchange prices, over-the-counter quotes, volatility and time value, counterparty credit and the potential impact on market prices of liquidating positions in an orderly manner over a reasonable period of time under current market conditions. When the portfolio market value changes, primarily due to newly originated transactions and the effect of price changes, AGL Resources recognizes the change as a gain or loss in the period of change. AGL Resources adopted the net presentation provisions of the June 2002 consensus for EITF 02-03 in the third quarter of 2002. As required under that consensus, gains and losses from energy-trading activities are presented on a net basis. AGL Resources has restated prior periods' revenues and cost of sales in the comparative financial statements. During calendar 2002 and the transition period, AGL Resources recorded unrealized gains of $4.1 million and $0.9 million, respectively related to derivative instruments as a result of energy marketing and risk management activities.

In October 2002, the EITF, as part of its further deliberations on EITF 02-03, rescinded the consensus reached in EITF 98-10. As a result, all energy marketing contracts that do not meet the definition of a derivative under SFAS 133 will be recorded at their historical cost and reported on an accrual basis resulting in the recognition of earnings or losses at the time of contract settlement or termination. New non-derivative energy trading contracts entered into after October 25, 2002 will be accounted for under the accrual accounting basis. Non-derivative energy trading contracts on the Consolidated Balance Sheet as of January 1, 2003 that existed at October 25, 2002 will be removed with a cumulative effect adjustment. Accordingly, transactions entered into on or before October 25, 2002 accounted for under EITF 98-10, continue to be accounted for under that guidance through December 31, 2002. AGL Resources is still in the process of finalizing the quantification of the cumulative effect adjustment but believes it to be approximately of $15.3 million. Therefore as of January 1, 2003, AGL Resources will record an estimated loss and corresponding reduction of the risk management asset and/or increase of the risk management liability of $15.3 million.

On November 30, 2001 AGL Capital entered into two interest rate swap transactions (Swaps) in the aggregate amount of $75.0 million executed as a hedge against the fair value of AGL Capital Trust II's 8% Trust Preferred Securities due 2041. Pursuant to the Swaps, AGL Capital receives interest rate payments on $75.0 million at an annual 8% interest rate, and pays floating interest rates on $75.0 million. AGL Capital pays floating interest each February 15, May 15, August 15 and November 15 at three-month LIBOR plus 1.315%, with no floor or ceiling. At December 31, 2002, the current rate was 2.7%. The expiration date of the Swaps is May 15, 2041, unless terminated earlier or called. Each quarter, under hedge accounting treatment, AGL Capital records a long-term asset or liability and a corresponding adjustment to subsidiaries obligated mandatorily redeemable preferred securities to reflect the assessed change in fair value of the Swaps to AGL Capital. The fair value changes as interest rates change from those that were in effect on the original settlement date. The fair value of these Swaps at December 31, 2002 and December 31, 2001, was $6.1 million and ($2.2) million, respectively.

AGL Resources enters into various gas put and/or call agreements as part of its risk management and marketing activities, which primarily focus on: (1) managing AGL Resources' overall gas cost, (2) generating premium income on options and (3) ensuring adequate gas reserves. The contract terms normally last one calendar month and are designed to protect AGL Resources against the adverse effects that daily gas index fluctuations may have on gas purchases.

**Use of Accounting Estimates**

Management makes estimates and assumptions when preparing financial statements under the accounting principles generally accepted in the United States of America. Those estimates and assumptions affect various matters, including:

- reported amounts of certain assets and liabilities in AGL Resources' consolidated balance sheets as of the dates of the financial statements
- disclosure of contingent assets and liabilities as of the dates of the financial statements
- reported amounts of certain revenues and expenses in AGL Resources' statements of consolidated income during the reported periods

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

**Reclassifications**

Certain amounts in financial statements of prior years have been reclassified to conform to the presentation of the current year for comparative purposes. Those reclassifications did not affect consolidated income for the years presented.

## > Note 2
## Regulatory Assets and Liabilities

AGL Resources has recorded assets and liabilities in its consolidated balance sheets in accordance with SFAS 71. These assets are recoverable either through a rate rider or through base rates specifically authorized by a state commission. Certain assets have associated liabilities that are disclosed here. AGL Resources' regulatory assets and liabilities are summarized in the following table:

| | As of | | |
|---|---|---|---|
| *In millions* | **December 31, 2002** | December 31, 2001 | September 30, 2001 |
| **Regulatory assets** | | | |
| Unrecovered PRP – long-term | **$499.3** | $498.6 | $518.8 |
| Unrecovered PRP – current | **15.0** | 16.3 | 6.4 |
| Unrecovered ERC – long-term | **173.3** | 228.6 | 224.0 |
| Unrecovered ERC – current | **21.8** | 14.6 | 15.7 |
| Unrecovered postretirement benefit costs | **10.9** | 11.2 | 11.2 |
| Unrecovered seasonal rates | **9.3** | 11.2 | 10.2 |
| Deferred purchased gas adjustment | **7.6** | 6.0 | 6.2 |
| Deferred transition to competition costs | **-** | 3.5 | 3.8 |
| Other | **2.7** | 6.6 | 9.4 |
| Total | **$739.9** | $796.6 | $805.7 |
| **Regulatory liabilities** | | | |
| Unamortized investment tax credit | **$20.2** | $21.5 | $21.8 |
| Deferred purchased gas adjustment | **18.0** | 16.3 | 3.8 |
| Regulatory tax liability | **13.5** | 14.4 | 14.6 |
| Other liability | **1.0** | 0.6 | 0.7 |
| Total regulatory liabilities | **52.7** | 52.8 | 40.9 |
| **Associated liabilities** | | | |
| PRP – current | **50.0** | 53.6 | 48.9 |
| ERC – current | **41.3** | 47.0 | 30.0 |
| PRP – long-term | **444.0** | 453.1 | 469.5 |
| ERC – long-term | **63.7** | 124.0 | 141.0 |
| Total associated liabilities | **599.0** | 677.7 | 689.4 |
| Total regulatory and associated liabilities | **$651.7** | $730.5 | $730.3 |

The GPSC, the VSCC and the TRA regulate the distribution businesses in Georgia, Virginia and Tennessee, respectively. AGL Resources generally uses the same accounting policies and practices used by nonregulated companies for financial reporting under GAAP. Sometimes, however, the GPSC, the VSCC and the TRA order an accounting treatment different from that used by nonregulated companies to determine the rates charged to customers. When that happens, certain expenses and income must be deferred and reported in the consolidated balance sheets as regulatory assets and liabilities. These deferred items are then recognized in the statements of consolidated income through amortization when the items are included in the rates charged to distribution operations' customers.

**AGLC Pipeline Replacement Program**

On January 8, 1998, the GPSC issued procedures and set a schedule for hearings regarding alleged pipeline safety violations by AGLC. On July 21, 1998, the GPSC approved a settlement between AGLC and the staff of the GPSC that detailed a 10-year PRP for approximately 2,300 miles of cast iron and bare steel pipe. AGLC will recover from end-use customers, through billings to Marketers, the costs related to the program net of any cost savings from the program. All such amounts will be recovered through a combination of SFV rates and a pipeline replacement revenue rider. October 1, 2002 marked the beginning of the fifth year of the 10-year PRP. The estimated total remaining capital costs of this program, as of December 31, 2002, are approximately $494.0 million.

During calendar 2002, AGLC's capital expenditure and operation and maintenance costs related to the program were approximately $41.8 million and $8.7 million, respectively. During the transition period, capital expenditure and operation and maintenance costs were $14.0 million and $2.2 million, respectively. For fiscal 2001, capital expenditure and operation and maintenance costs were approximately $50.0 million and $7.5 million, respectively. The amounts recovered from the pipeline replacement revenue rider during calendar 2002, the transition period, and fiscal 2001 were approximately $7.5 million, $1.6 million, and $3.7 million, respectively.

AGLC capitalizes and depreciates the capital expenditure costs incurred from the PRP over the life of the assets. Operation and maintenance costs are expensed as incurred. Recoveries, which are recorded as revenue, are based on a formula that allows AGLC to recover: operation and maintenance costs that are in excess of those included in AGLC's current base rates; depreciation expense; and an allowed rate of return on capital expenditures. In the near term, the primary financial impact to AGLC from the PRP is reduced cash flow from operating and investing activities, as the timing related to cost recovery does not match the timing of when costs are incurred. However, AGLC is allowed the recovery of carrying costs on the under-recovered balance resulting from the timing difference.

AGLC has recorded a long-term liability of $444.0 million in its consolidated balance sheet as of December 31, 2002, which represents expected future capital expenditures for 2004 through the remainder of the program. AGLC has also recorded a long-term regulatory asset of $499.3 million, which represents the expected future collection of both expenditures already incurred and expected future capital expenditures to be incurred through the remainder of the program. AGLC anticipates that its capital expenditures for the PRP will end by June 30, 2008, unless extended by the GPSC.

As of December 31, 2002, AGLC has recorded a current liability of $50.0 million representing the expected expenditures for the next 12 months for the program. AGLC has also recorded a current asset of $15.0 million that represents the expected amount to be collected from customers over the next 12 months.

**Environmental Matters**

Before natural gas was widely available in the Southeast, AGLC and predecessor companies manufactured gas from coal and other fuels. Those manufacturing facilities were known as MGP, which AGLC ceased operating in the 1950's. Because of contemporary environmental standards, AGLC is required to investigate possible environmental contamination at those plants and, if necessary, clean up any contamination.

AGLC has been associated with ten MGP sites in Georgia and three in Florida. Based on investigations to date, AGLC believes that some cleanup is likely at most of the sites. In Georgia, the investigation and cleanup of MGP sites is supervised by the state Environmental Protection Division. In Florida, the U.S. Environmental Protection Agency has that responsibility. As of December 31, 2002, the remediation program was approximately 60% complete. The soil remediation for all of the Georgia sites is expected to be complete by January 2005. The sites in Sanford, FL, and Orlando, FL are currently in the preliminary investigation or engineering design phase. Additionally, one Macon, GA site is non-active because the site currently meets an acceptable standard for non-residential commercial property.

AGLC had historically reported estimates of future remediation costs for MGP's based on probabilistic models of potential costs. As cleanup options and plans mature cleanup contracts are entered into, AGLC is increasingly able to provide conventional engineering estimates of the likely costs of many elements of its MGP program. These estimates contain various engineering uncertainties, and AGLC continuously attempts to refine and update these engineering estimates. In addition, AGLC continues to review technologies available for the cleanup of AGLC's largest site, Savannah, which, if proven, could have the effect of reducing AGLC's total future expenditures. As of September 30, 2002, projected costs associated with AGLC's engineering estimates and in-place contracts are $109.2 million. For those remaining elements of the MGP program where AGLC still cannot perform engineering cost estimates, there remains considerable variability in available future cost estimates. For these elements the remaining cost of future actions at the MGP sites is $9.3 million to $21.6 million. AGLC cannot at this time identify any single number within this range as a better estimate of its likely future costs. Finally, AGLC has estimates of certain other costs paid directly by AGLC related to administering the MGP program. For the upcoming year, those costs are estimated to be $1.3 million; expenses beyond the upcoming year generally cannot be estimated at this time. Consequently, as of December 31, 2002, AGLC has recorded the sum of $109.2 million plus the lower end of the remaining range, $9.3 million and the direct pay expenses of $1.3 million, less the cash payments made during the fourth quarter of calendar 2002 of $14.8 million, or a total of $105.0 million, as a liability. This amount is included in a corresponding regulatory asset. The liability does not include other potential expenses, such as unasserted property damage claims, personal injury or natural resource damage claims, unbudgeted legal expenses, or other costs for which AGLC may be held liable but with respect to which the amount cannot be reasonably forecast. The liability also does not include certain potential cost savings as described above.

The decrease in the liability from $171.0 million reported at December 31, 2001 to $105.0 million at December 31, 2002 is the result of expenditures paid for cleanup for the various sites ($36.9 million for calendar 2002) plus implementation of several cost-saving changes to prior remedial plans. AGLC has two ways of recovering investigation and cleanup costs. First, the GPSC has approved an ERC recovery rider. It allows the recovery of costs of investigation, testing, cleanup and litigation. Because of that rider, AGLC has recorded a regulatory asset for actual and projected future costs related to investigation and cleanup, to be recovered from customers in future years. During calendar 2002, AGLC recovered $17.2 million, through its ERC recovery rider. The second way AGLC can recover costs is by exercising the legal rights AGLC believes it has to recover a share of its costs from other potentially responsible parties, typically former owners or operators of the MGP sites. There were no material recoveries from potentially responsible parties during calendar 2002.

The significant years for spending for this program are 2002, 2003 and 2004. The ERC recovery mechanism allows for recovery of expenditures over the five-year period subsequent to the period in which the expenditures were incurred. As of December 31, 2002, the MGP expenditures expected to be incurred over the next twelve months are reflected as a current liability of $41.3 million. In addition, AGLC expects to collect $21.8 million in revenues over the next twelve months under the ERC recovery rider, which is reflected as a current asset.

**Transition to Competition Costs**

On October 19, 1999, the GPSC approved an order allowing AGLC to defer certain transition to competition costs for fiscal 2000 that AGLC considered to be "stranded" as a result of deregulation (Order). In accordance with the Order, AGLC deferred transition to competition expenses related to severance, customer service and property. Such deferred expenses were recorded as regulatory assets under deferred debits and other assets on AGLC's balance sheets of $10.0 million of transition to competition cost and a corresponding accumulated deferred tax liability of $1.6 million and were being amortized over a five-year period beginning October 1, 1999.

Of the total transition to competition costs, AGLC amortized $0.5 million and $2.0 million during the transition period and fiscal 2001, respectively, leaving an unamortized balance, net of deferred taxes, of $3.5 million at December 31, 2001 and $3.8 million at September 30, 2001. In connection with AGLC's PBR settlement with the GPSC in 2002, AGLC amortized the remaining balance of $5.1 million.

## > Note 3
## Employee Benefit Plans and Stock-based Compensation Plans

Substantially all AGL Resources employees are eligible to participate in its employee benefit plans.

**Pension Benefits**

AGL Resources sponsors a defined benefit retirement plan (Retirement Plan) for its employees. A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. AGL Resources generally calculates the benefits under the Retirement Plan based on age, years of service and pay. AGL Resources employees do not contribute to the Retirement Plan. AGL Resources funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. AGL Resources calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds and cash equivalents.

As a result of the acquisition of VNG, employees of VNG became eligible to participate in the Retirement Plan effective October 1, 2000. AGL Resources assumed a liability of $39.5 million as of October 1, 2000 related to VNG's employees and received $38.6 million of assets from the seller to compensate for the obligation assumed by AGL Resources for service to date.

The following tables present details about AGL Resources' pension plans:

|  | As of or for | | |
| --- | --- | --- | --- |
|  | **Year ended December 31,** | Quarter ended December 31, | Year ended September 30, |
| *In millions* | **2002** | 2001 | 2001 |
| **Change in benefit obligation:** | | | |
| Benefit obligation at beginning of year | **$268.2** | $264.4 | $207.5 |
| Acquisition | **-** | - | 39.5 |
| Service cost | **3.2** | 0.9 | 3.2 |
| Interest cost | **19.3** | 4.8 | 18.5 |
| Plan amendment | **(4.2)** | - | - |
| Actuarial loss | **22.3** | 6.8 | 12.9 |
| Benefits paid | **(18.8)** | (8.7) | (17.2) |
| Benefit obligation at end of year | **$290.0** | $268.2 | $264.4 |

| Change in plan assets: | | | |
|---|---|---|---|
| Fair value of plan assets at beginning of year | **$247.3** | $250.4 | $235.3 |
| Acquisition | **-** | - | 38.6 |
| Actual return on plan assets | **(21.5)** | (4.9) | (7.6) |
| Employer contribution | **0.8** | 10.5 | 1.3 |
| Benefits paid | **(18.8)** | (8.7) | (17.2) |
| Fair value of plan assets at end of year | **$207.8** | $247.3 | $250.4 |
| **Funded status:** | | | |
| Plan assets less than benefit obligation at end of year | **($82.3)** | ($20.9) | ($14.0) |
| Unrecognized net loss | **101.9** | 34.3 | 17.3 |
| Unrecognized prior service cost (benefit) | **(12.4)** | (8.9) | (9.0) |
| Unrecognized net asset | **-** | (0.5) | (0.7) |
| Accrued (prepaid) pension cost | **$7.2** | $4.0 | ($6.4) |
| **Amounts recognized in the statement of financial position consist of:** | | | |
| Prepaid benefit cost | **$14.0** | $11.0 | $0.8 |
| Accrued benefit liability | **(6.8)** | (7.0) | (7.2) |
| Intangible asset | **-** | (0.1) | - |
| Accumulated other comprehensive income | **(79.9)** | (0.6) | - |
| Net amount recognized at year-end | **($72.7)** | $3.3 | ($6.4) |

| | **Assumptions as of** | | | |
|---|---|---|---|---|
| *Dollars in millions* | **December 31, 2002** | December 31, 2001 | September 30, 2001 | September 30, 2000 |
| Discount rate | **6.8%** | 7.4% | 7.5% | 8.0% |
| Expected return on plan assets | **8.8%** | 8.3% | 8.3% | 8.3% |
| Rate of compensation increase | **4.5%** | 4.5% | 3.8% | 3.8% |
| **Components of net annual pension cost:** | **Calendar 2002** | Transition period | Fiscal 2001 | Fiscal 2000 |
| Service cost | **$3.2** | $0.9 | $3.2 | $3.4 |
| Interest cost | **19.3** | 4.8 | 18.5 | 15.9 |
| Expected return on plan assets | **(23.7)** | (5.4) | (21.1) | (18.2) |
| Net amortization | **(1.2)** | (0.3) | (1.4) | (1.3) |
| Net annual pension cost | **(2.4)** | - | (0.8) | (0.2) |
| Curtailment loss | **-** | - | 0.3 | 2.8 |
| Net annual pension cost after curtailments | **($2.4)** | $- | ($0.5) | $2.6 |

The measurement date for calendar 2002 and the transition period was December 31. The measurement date for fiscal 2001 and fiscal 2000 was June 30.

The projected benefit obligation, ABO, and fair value of plan assets for the pension plan (qualified and non-qualified) with ABOs in excess of plan assets were $290.0 million, $280.5 million and $207.8 million, respectively, as of December 31, 2002. As of December 31, 2001, only the non-qualified pension plan had an ABO in excess of the fair value of plan assets resulting in an additional minimum liability of $0.7 million.

Equity market performance and corporate bond rates have a significant effect on the reported unfunded ABO as the primary assumptions that drive the value of the unfunded ABO are the discount rate and expected return on plant assets. A one-percentage point increase or decrease in the assumed dis count rate could have approximately a negative or positive $40.0 million impact to the ABO.

Effective July 1, 2000, the benefit formula for the Retirement Plan was amended and changed from a final average earnings formula to a career average earnings formula for participants under age 50. The final average earnings plan will continue 10 years for participants over age 50, and then will convert to a career average earnings formula. Due to the above amendment, AGL Resources' projected benefit obligation has been reduced. Effective January 1, 2002 for VNG non-union employees and effective January 1, 2003 for VNG union employees, these VNG employees transitioned from VNG's retirement plan to AGL Resources' retirement plan. Therefore, the benefit formula for these VNG employees was changed from a final average earnings formula to the same career average earnings formula under AGL Resources' retirement plan, resulting in a reduction to the projected benefit obligation.

In fiscal 2001 and fiscal 2000, AGL Resources recorded a curtailment loss of $0.3 million and $2.8 million, respectively, related to the early retirement of certain officers included in the supplemental retirement plan.

**Employee Savings Plan Benefits**

AGL Resources also sponsors the Retirement Savings Plan (RSP Plan), a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, AGL Resources made matching contributions to participant accounts in the following amounts:

- $3.8 million in calendar 2002
- $1.2 million in the transition period
- $4.0 million in fiscal 2001
- $3.0 million in fiscal 2000

AGL Resources also sponsors the Nonqualified Savings Plan (NSP Plan), an unfunded, nonqualified plan similar to the RSP Plan. The NSP Plan provides an opportunity for eligible employees who could reach the maximum contribution amount in the RSP Plan, to contribute additional amounts for retirement savings. AGL Resources' contributions to the NSP Plan during calendar 2002, fiscal 2001 and fiscal 2000 were not significant.

As a result of the acquisition of VNG, employees of VNG became eligible to participate in the RSP Plan and the NSP Plan, effective October 1, 2000.

**Postretirement Benefits**

AGL Resources sponsors defined benefit postretirement health care and life insurance plans, which cover all employees employed as of June 30, 2002 if they reach retirement age while working for AGL Resources. The benefits under thes e plans are generally calculated based on age and years of service.

On July 1, 2002, AGL Resources announced changes to the medical and dental benefits for all retirees t. AGL Resources will no longer offer retiree medical benefits for anyone hired after July 1, 2002. Effective August 1, 2002, the retiree medical plan requires a 20% contribution by the retiree to the medical premium and a 50% contribution of the medical premium for spousal coverage. Effective September 1, 2002, the retiree will be required to contribute 100% of the dental premium. These plan amendments resulted in a reduction of $45.8 million of the benefit obligation in calendar 2002.

The GPSC, the VSCC and the TRA each approved phase-ins that defer a portion of other postretirement benefits expense for future recovery. A regulatory asset of $10.9 million has been recorded for the total amount.

As a result of the acquisition of VNG, VNG employees became eligible to participate in the AGL Resources defined benefit postretirement health care and life insurance plans. AGL Resources assumed additional benefit obligations of $23.0 million as of October 1, 2000 related to VNG employees and received $11.9 million in assets from DRI to compensate for the obligation assumed by AGL Resources for service to date.

The following tables present details about AGL Resources' postretirement benefits:

| | | As of or for | |
| | Year ended December 31, 2002 | Quarter ended December 31, 2001 | Year ended September 30, 2001 |
| In millions | | | |
| --- | --- | --- | --- |
| **Change in benefit obligation:** | | | |
| Benefit obligation at beginning of year | **$148.0** | $146.0 | $113.2 |
| Acquisition of VNG | **-** | - | 23.0 |
| Service cost | **1.7** | 0.3 | 1.7 |
| Interest cost | **9.3** | 2.7 | 10.7 |
| Plan amendments | **(45.8)** | - | - |
| Actuarial loss | **25.9** | 1.3 | 7.0 |
| Benefits paid | **(10.2)** | (2.3) | (9.6) |
| Benefit obligation at end of year | **$128.9** | $148.0 | $146.0 |
| **Change in plan assets:** | | | |
| Fair value of plan assets at beginning of year | **$43.8** | $43.9 | $31.8 |
| Adjustment to the beginning of year assets of VNG | **(1.2)** | - | - |
| Acquisition | **-** | - | 11.9 |
| Actual return on plan assets | **(4.2)** | (0.1) | 0.2 |
| Employer contribution | **10.2** | 2.3 | 9.6 |
| Benefits paid | **(10.2)** | (2.3) | (9.6) |
| Fair value of plan assets at end of year | **$38.4** | $43.8 | $43.9 |
| **Funded status:** | | | |
| Accumulated benefit obligation in excess of plan assets | **($90.5)** | ($104.2) | ($102.1) |
| Unrecognized loss | **45.0** | 11.4 | 9.3 |
| Unrecognized transition amount | **0.8** | 44.1 | 44.5 |
| Unrecognized prior service cost (benefit) | **(4.5)** | - | - |
| Accrued benefit cost | **($49.2)** | ($48.7) | ($48.3) |

| | Assumptions as of | | | |
| | December 31, 2002 | December 31, 2001 | September 30, 2001 | September 30, 2000 |
| --- | --- | --- | --- | --- |
| Discount rate | **6.8%** | 7.4% | 7.5% | 8.0% |
| Expected return on plan assets (pre-tax) | **8.8%** | 8.3% | 8.3% | 8.3% |

For purposes of measuring the accumulated postretirement benefit obligation, the assumed health care inflation rate for pre-Medicare and post-Medicare eligibility is 10.0% in calendar 2002, decreasing 0.75% per year to 5.5% in the year 2008, and thereafter. The assumed health care inflation rate for post-Medicare eligibility is 12.0% in 2002, decreasing 0.75% per year to 6.0% in 2010, and decreasing 0.5% to 5.5% in 2011 and thereafter.

| In millions | Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| **Components of net periodic benefit cost:** | | | | |
| Service cost | **$1.7** | $0.3 | $1.7 | $0.8 |
| Interest cost | **9.3** | 2.6 | 10.7 | 7.8 |
| Expected return on plan assets | **(3.3)** | (0.8) | (2.9) | (2.1) |
| Amortization of transition amount | **1.9** | 0.9 | 3.8 | 4.1 |
| Amortization of gain | **-** | - | - | (0.5) |
| Amortization of regulatory asset | **0.6** | 0.1 | 0.6 | 0.6 |
| Net periodic postretirement benefit cost | **$10.2** | $3.1 | $13.9 | $10.7 |

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

| In millions | One-percentage-Point Increase | One-percentage-Point Decrease |
|---|---|---|
| Effect on total of service and interest cost components | $1.0 | ($0.9) |
| Effect on postretirement benefit obligation | 11.5 | (10.5) |

**Employee Stock Purchase Plan**

Effective January 1, 2002, AGL Resources established the Employee Stock Purchase Plan (the ESPP), a nonqualified employee stock purchase plan for eligible employees.  Under the ESPP, employees may purchase shares of AGL Resources common stock during quarterly intervals at 85% of fair market value. Employee contributions under the ESPP may not exceed $25,000 per employee during any calendar year. Under the ESPP, 600,000 shares are available for purchase. The ESPP will continue in effect until January 31, 2005.

Information about the ESPP during calendar 2002 follows:
- 12,594 shares were purchased on the open market for employees
- the average per share purchase price of AGL Resources common stock purchased was $23.22
- the purchase price discount paid by the company totaled $44,024

**Employee Stock-based Compensation Plans and Agreements**

AGL Resources currently sponsors several stock-based compensation plans. The Long Term Incentive Plan (the LTIP) provides for grants of performance units, restricted stock, and incentive and nonqualified stock options to key employees. The LTIP currently authorizes the issuance of up to 5.5 million shares of AGL Resources common stock. Under the Officer Incentive Plan (the Officer Plan), a total of 600,000 shares of common stock may be transferred to new-hire officers. The Officer Plan provides for grants of nonqualified stock options and restricted stock. Stock appreciation rights (SARs) granted to key employees under individual agreements permit the holder to receive cash in an amount equal to the difference between the fair market value on the date of exercise and the SAR base value. A total of 155,212 SARs have been granted under the agreements. AGL Resources also maintains a predecessor plan, the Long Term Stock Incentive Plan (the LTSIP), which provides for grants of restricted stock, incentive and nonqualified stock options, and SARs to key employees. Following shareholder approval of the LTIP, no further grants have been made under the LTSIP. In addition, AGL Resources sponsors the Directors Plan in which all nonemployee directors participate. The Directors Plan provides for the issuance of restricted stock and nonqualified stock options. The Directors Plan currently authorizes the issuance of up to 200,000 shares of AGL Resources common stock. Participants realize value from option grants or SARs only to the extent that the fair market value of AGL Resources common stock on the date of exercise of the option or SAR exceeds the fair market value of the common stock on the date of grant.

**Incentive and Nonqualified Stock Options**

Incentive and nonqualified stock options are granted at fair market value on the date of grant. The vesting of incentive options is subject to a statutory limitation of $100,000 per year under Section 422A of the Internal Revenue Code. Otherwise, nonqualified options generally become fully exercisable not earlier than six months after the date of grant and generally expire 10 years after that date.

A summary of activity for key employees and nonemployee directors related to grants of incentive and nonqualified stock options follows:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding-September 30, 1999 | 2,519,678 | $19.69 |
| Granted | 1,684,124 | 18.28 |
| Exercised | (25,674) | 17.03 |
| Forfeited | (848,972) | 19.49 |
| Outstanding-September 30, 2000 | 3,329,156 | $19.05 |
| Granted | 1,172,450 | 21.43 |
| Exercised | (604,742) | 18.68 |
| Forfeited | (337,354) | 18.95 |
| Outstanding-September 30, 2001 | 3,559,510 | $19.90 |
| Granted | 438,368 | 20.19 |
| Exercised | (391,708) | 18.82 |
| Forfeited | (18,669) | 19.69 |
| Outstanding-December 31, 2001 | 3,587,501 | $20.06 |
| **Granted** | **988,564** | **21.49** |
| **Exercised** | **(785,853)** | **19.28** |
| **Forfeited** | **(156,255)** | **21.59** |
| **Outstanding-December 31, 2002** | **3,633,957** | **$20.55** |

Information about outstanding and exercisable options, as of December 31, 2002, follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Options | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| $13.75 to $17.49 | 64,297 | 2.7 | $16.09 | 64,297 | $16.09 |
| $17.50 to $19.99 | 954,842 | 5.5 | 19.02 | 949,842 | 19.02 |
| $20.00 to $24.10 | 2,614,818 | 7.6 | 21.22 | 1,469,617 | 20.91 |
| **Outstanding-December 31, 2002** | **3,633,957** | **7.0** | **$20.55** | **2,483,756** | **$20.07** |

A summary of outstanding options that are fully exercisable follows:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Exercisable-September 30, 2000 | 2,251,355 | $19.36 |
| Exercisable-September 30, 2001 | 2,202,846 | $19.43 |
| Exercisable-December 31, 2001 | 2,371,540 | $19.50 |
| **Exercisable-December 31, 2002** | **2,483,756** | **$20.07** |

Following are the significant assumptions used for calculating the pro forma disclosures in Note 1:
In accordance with the fair value method of determining compensation expense, the weighted average fair value per share of options granted was as follows:

- $2.92 in calendar 2002
- $2.56 in the transition period
- $3.26 in fiscal 2001
- $2.35 in fiscal 2000

AGL Resources used the Black-Scholes pricing model to estimate the fair value of each option granted with the following weighted average assumptions:

|  | **Calendar 2002** | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| Expected life (years) | **7** | 7 | 7 | 7 |
| Interest rate | **4.6%** | 4.4% | 5.4% | 6.2% |
| Volatility | **19.2%** | 19.6% | 19.4% | 18.3% |
| Dividend yield | **5.0%** | 5.1% | 5.0% | 6.0% |

**Performance Units**

In calendar 2002, 1.5 million performance units were granted and are outstanding as of year end. The vesting of these performance units is contingent upon AGL Resources achieving certain predefined stock performance criteria over a three-year measurement period. The outstanding performance units are entitled to dividend credit. The performance units are subject to certain transfer restrictions and are forfeited upon termination of employment. In addition, vesting may be accelerated upon a change in control. Participants are eligible for 10% vesting if minimum vesting is not achieved during the three-year measurement period. AGL Resources did not grant performance units in the transition period, fiscal 2001 or fiscal 2000.

Performance units that were granted in November 1999 vested in September 2002. Based on performance achievement and the accrual of dividend credit, a total of 10,254 shares of common stock were issued to the participants.

The compensation costs that have been charged against income for performance units, restricted stock and other stock-based awards were immaterial in calendar 2002, the transition period, fiscal 2001 and fiscal 2000.

**Stock Awards**

Stock awards generally are subject to some vesting restrictions. AGL Resources recognizes compensation expense, which was immaterial for the periods presented, for those stock awards over the related vesting periods. AGL Resources awarded shares of stock, net of forfeitures, to key employees in the following amounts:

- 30,000 shares in calendar 2002
- 6,500 shares in the transition period
- 21,000 shares in fiscal 2001
- 10,000 shares in fiscal 2000

At the date of the award, the weighted average fair value of the shares, net of forfeitures, was as follows:

- $23.28 in calendar 2002
- $20.97 in the transition period
- $22.06 in fiscal 2001
- $17.38 in fiscal 2000

## Stock Appreciation Rights (SARs)

SARs are granted at fair market value on the date of grant and are payable in cash. SARs generally become fully exercisable not earlier than twelve months after the date of grant and generally expire six years after that date. In calendar 2002, 155,212 SARs were granted with a base value of $23.50 per share, of which 4,809 were forfeited. AGL Resources did not grant SARs in the transition period, fiscal 2001 or fiscal 2000. AGL Resources recognizes the intrinsic value of the SARs as compensation expense over the vesting period. Compensation expense for calendar 2002 was immaterial.

## Directors Plan

Under the Directors Plan, each non-employee director receives an annual retainer that has an aggregate value of $60,000. At the election of each director, the annual retainer is paid in cash ($30,000 limit) and/or shares of AGL Resources common stock or is deferred and invested in common stock equivalents under the 1998 Common Stock Equivalent Plan for Non-Employee Directors.

Upon initial election to the Board of Directors of AGL Resources, each non-employee director receives 1,000 shares of common stock on the first day of service.

**> Note 4**
**Financing**

| Dollars in millions | Year(s) Due | December 31, 2002 | As of<br>December 31, 2001 | September 30, 2001 |
|---|---|---|---|---|
| **Short-term debt** | | | | |
| Commercial paper program, year-end interest rates of 1.8%, 3.0% and 3.5%, respectively (1) | 2003 | **$388.6** | $384.7 | $303.4 |
| Current portion of long-term debt- medium-term Series C, interest rate of 5.90% | 2003 | **30.0** | 93.0 | 45.0 |
| Total short-term debt | | **$418.6** | $477.7 | $348.4 |
| | | | | |
| **Long-term debt-net of current maturities** | | | | |
| Medium-term debt | | | | |
| Series A-interest rate of 9.10% | 2021 | **$30.0** | $30.0 | $30.0 |
| Series B-interest rates from 7.35% to 8.70% | 2004-2023 | **167.0** | 167.0 | 215.0 |
| Series C-interest rates from 5.90% to 7.30% | 2005-2027 | **270.0** | 300.0 | 300.0 |
| Senior notes-interest rate of 7.125% | 2011 | **300.0** | 300.0 | 300.0 |
| Total long-term debt | | **$767.0** | $797.0 | $845.0 |
| | | | | |
| **Trust Preferred Securities** | | | | |
| AGL Capital Trust I- 8.17% due June 1, 2037 | 2037 | **$74.3** | $74.3 | $74.3 |
| AGL Capital Trust II- 8.0% due May 15, 2041 | 2041 | **146.8** | 145.9 | 145.6 |
| AGL Capital Interest Rate Swaps due May 15, 2041 | 2041 | **6.1** | (2.2) | - |
| Total trust preferred securities | | **$227.2** | $218.0 | $219.9 |
| | | | | |
| Total short and long-term debt | | **$1,412.8** | $1,492.7 | $1,413.3 |

(1) The weighted average rate was 2.2%, 3.4% and 6.0% for calendar 2002, transition period and fiscal 2001, respectively.

**Short-term Debt**

On August 8, 2002, AGL Capital replaced its existing 364-day $450.0 million credit facility that was otherwise scheduled to expire on October 3, 2002 with a $200.0 million 364-day Credit Facility and a $300.0 million three-year Credit Facility. The $200.0 million Credit Facility terminates on August 7, 2003 and the $300.0 million Credit Facility terminates on August 7, 2005. Loans outstanding on the date the $200.0 million Credit Facility terminates may be converted into a term loan, which will mature in one installment no later than August 7, 2004. As of January 27, 2003, there were no outstanding borrowings under the Credit Facilities.

As of December 31, 2002, AGL Capital's outstanding commercial paper consists of short-term unsecured promissory notes with maturities ranging from 2 to 59 days.

Sequent has a $15.0 million unsecured line of credit that is used solely for the posting of exchange deposits and is unconditionally guaranteed by AGL Resources. This line of credit expires on July 3, 2003, and bears interest at the federal funds effective rate plus 0.5%. As of December 31, 2002 the line of credit had no outstanding balance.

**Long-term Debt**

On February 23, 2001, AGL Capital as issuer, AGL Resources as guarantor and the Bank of New York as trustee issued $300 million of senior notes under an indenture dated February 20, 2001. Interest is payable on January 14 and July 14, beginning July 14, 2001. AGL Resources fully and unconditionally guarantees the senior notes. The proceeds from the issuance were used to refinance a portion of the existing short-term debt under the commercial paper program.

Long-term debt matures more than one year from the date of issuance. AGL Resources' long-term debt consists of medium-term notes Series A, Series B and Series C, which were issued under an indenture dated December 1, 1989, and senior notes. The notes are unsecured and rank on parity with all other unsecured indebtedness. The annual maturities of long-term debt for the five-year period ending December 31, 2007 are as follows:

- $30.0 million in calendar 2003
- $33.5 million in calendar 2004
- $42.0 million in calendar 2005
- $10.0 million in calendar 2006
- no maturities in calendar 2007
- $681.5 million in calendar 2008 and beyond

**Subsidiaries' Obligated Mandatorily Redeemable Preferred Securities (Capital Securities)**

In June 1997, AGL Resources established AGL Capital Trust I (Trust I), a Delaware business trust, of which AGL Resources owns all the common voting securities. Trust I issued and sold $75.0 million principle amount of 8.17% capital securities (liquidation amount $1,000 per capital security) to certain initial investors. Trust I used the proceeds to purchase 8.17% Junior Subordinated Deferrable Interest Debentures.

Trust I capital securities are subject to mandatory redemption at the time of the repayment of the junior subordinated debentures on June 1, 2037, or the optional prepayment by AGL Resources after May 31, 2007. AGL Resources fully and unconditionally guarantees all of Trust I's obligations for the capital securities.

In March 2001, AGL Resources established AGL Capital Trust II (Trust II), a Delaware business trust, of which AGL Capital Corporation owns all the common voting securities. In May 2001, Trust II issued and sold $150.0 million in principle amount of 8.00% capital securities (liquidation amount $25 per capital security). Trust II used the proceeds to purchase 8.00% Junior Subordinated Deferrable Interest Debentures. The proceeds from the issuance were used to refinance a portion of the existing short-term debt under the commercial paper program.

Trust II capital securities are subject to mandatory redemption at the time of the repayment of the junior subordinated debentures on May 15, 2041, or the optional prepayment by AGL Capital Corporation after May 21, 2006. AGL Resources fully and unconditionally guarantees all of Trust II's obligations for the capital securities.

**Other Preferred Securities**

As of December 31, 2002, AGL Resources had 10.0 million shares of authorized, unissued Class A Junior Participating Preferred Stock, no par value; and 10.0 million shares of authorized, unissued preferred stock, no par value.

**Shelf Registration**

On September 17, 2001, AGL Resources and AGL Capital Corporation filed a "shelf" registration statement registering $750.0 million in aggregate amount of debt and other securities. Such securities may be issued as debt securities, trust preferred securities, junior subordinated debentures or AGL Resources common stock.

## > Note 5
## Common Stock

**Shareholder Rights Plan**

On March 6, 1996, AGL Resources' Board of Directors adopted a Shareholder Rights Plan. The plan contains provisions to protect AGL Resources' shareholders in the event of unsolicited offers to acquire AGL Resources or other takeover bids and practices that could impair the ability of the Board of Directors to represent shareholders' interests fully. As required by the Shareholder Rights Plan, the Board of Directors declared a dividend of one preferred share purchase right (a Right) for each outstanding share of AGL Resources common stock, with distribution made to shareholders of record on March 22, 1996.

The Rights, which will expire March 6, 2006, are represented by and traded with AGL Resources common stock. The Rights are not currently exercisable and do not become exercisable unless a triggering event occurs. One of the triggering events is the acquisition of 10% or more of AGL Resources common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right will entitle its holder to purchase one one-hundredth of a share of Class A Junior Participating Preferred Stock at a purchase price of $60. Each preferred share will have 100 votes, voting together with the common stock. Because of the nature of the preferred shares' dividend, liquidation and voting rights, one one-hundredth of a share of preferred stock is intended to have the value, rights and preferences of one share of common stock. As of December 31, 2002, 1.0 million shares of Class A Junior Participating Preferred Stock were reserved for issuance under that plan.

**Other**

The following table provides details of AGL Resources' authorized, issued and outstanding common stock as of the dates indicated:

| *Shares in millions* | **December 31, 2002** | December 31, 2001 | September 30, 2001 | September 30, 2000 |
|---|---|---|---|---|
| Authorized | **750.0** | 750.0 | 750.0 | 750.0 |
| Issued | **57.8** | 57.8 | 57.8 | 57.8 |
| Treasury shares | **(1.1)** | (2.2) | (2.7) | (3.8) |
| Outstanding | **56.7** | 55.6 | 55.1 | 54.0 |

AGL Resources issued the following shares of common stock out of treasury under ResourcesDirect, the RSP Plan, the LTSIP, the LTIP, the NSP and the Directors Plan:

*In millions*

| Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|
| **1.1** | 0.5 | 1.0 | 0.6 |

As of December 31, 2002, 8.9 million shares of common stock were reserved for issuance under ResourcesDirect, the RSP Plan, the LTSIP, the LTIP, the NSP and the Directors Plan.

During fiscal 2000, AGL Resources completed a common stock repurchase program by repurchasing 3.6 million shares of common stock for a total of $62.1 million.

## > Note 6
## Commitments and Contingencies

On May 31, 2002, AGL Resources entered into a 10-year lease with Ten Peachtree Place Associates for 226,779 square feet at Ten Peachtree Place, Atlanta, GA. The annual lease expense, which includes the costs of numerous tenant improvements, will be approximately $5.2 million beginning March 1, 2003.

AGL Resources has entered into an agreement to sell AGL Resources' Caroline Street campus, where the majority of Atlanta based employees are located. This transaction, previously expected to close by December 31, 2002, is now expected to close no later than December 31, 2003, to provide the purchaser additional time to obtain appropriate zoning and other administrative approvals for its planned development. AGL Resources anticipates that, upon closing, the estimated net gain will be approximately $10.0 million.

The following table illustrates AGL Resources' total rental lease expenses and sub-lease credits incurred for property and equipment:

| *In millions* | Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| Rental expense | $20.0 | $3.5 | $17.7 | $15.1 |
| Sub-lease income | $(1.5) | $(0.4) | $(1.5) | $(1.5) |

The following table illustrates AGL Resources' expected future contractual cash obligations as of December 31, 2002.

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| *In millions* | Total | Less than 1 year | 2-3 years | 4-5 years | After 5 years |
| Pipeline, storage capacity & gas supply(1) | $299.2 | $94.1 | $139.8 | $53.6 | $11.7 |
| PRP (1) | 494.0 | 50.0 | 165.0 | 187.0 | 92.0 |
| ERC (1) | 105.0 | 41.3 | 52.0 | 6.0 | 5.7 |
| Long-term debt | 797.0 | 30.0 | 75.5 | 10.0 | 681.5 |
| Short-term debt | 388.6 | 388.6 | - | - | - |
| Trust preferred securities (2) | 227.2 | - | - | - | 227.2 |
| Operating leases | 171.6 | 29.1 | 55.6 | 41.0 | 45.9 |
| Other contractual cash obligations | 1.4 | 0.4 | 0.7 | 0.3 | - |

(1) Distribution operations expenditures are recoverable through rate rider mechanisms.
(2) Callable in 2006 and 2007.

In January 2003, the FASB released FASB Interpretation 45. For many of the guarantees or indemnification agreements AGL Resources issues, FASB Interpretation 45 requires AGL Resources to disclose in its financial statement footnotes the nature of the guarantee and the maximum potential amount of future payments that could be required of the guarantor. Footnote disclosures are required for guarantees or indemnification agreements AGL Resources issues beginning in year-end financial statements ending after December 15, 2002. FASB Interpretation 45 also includes liability recognition and measurement provisions which apply prospectively to guarantees issued or modified after December 31, 2002. AGL Resources has other commercial commitments that do not necessarily require the use of cash in the future. The table below illustrates the other expected commercial commitments that are outstanding as of December 31, 2002 and the disclosure required by FASB Interpretation 45.

| | | Amounts of Commitment Expiration per Period | | | |
|---|---|---|---|---|---|
| | Total Amounts | | | | |
| *In millions* | Committed | Less than 1 year | 2-3 years | 4-5 years | After 5 years |
| Lines of credit | $515.0 | $215.0 | $300.0 | $- | $- |
| Guarantees (1) (2) | 233.9 | 233.9 | - | - | - |
| Standby letters of credit, performance/ surety bonds | 2.2 | 2.2 | - | - | - |
| Total other commercial commitments | $751.1 | $451.1 | $300.0 | $- | $- |

(1) $226.9 million of these guarantees support credit exposures in Sequent's energy marketing and risk management business, and relate to amounts in the energy marketing trade payable and in the energy marketing and risk management liability included in the consolidated balance sheets. In the event that Sequent defaults on any commitments under these guarantees these amounts would become payable by AGL Resources.

(2) AGL Resources provides a parent guaranty in favor of Southern Natural Gas Company and its affiliate South Georgia Natural Gas Company (together referred to as SONAT) on behalf of its affiliate, SouthStar. SONAT and SouthStar have entered into certain natural gas storage and supply pool service agreements involving the interstate transportation of natural gas, for which SONAT has extended credit to SouthStar. AGL Resources has guaranteed 50% of SouthStar's obligations to SONAT under those certain agreements up to a maximum of $7.0 million in the event of SouthStar's failure to make payment, and upon written notice from SONAT to AGL Resources. This is a general and continuing guaranty which may be revoked by AGL Resources upon no less than ten days written notice to SONAT.

In the normal course of business, AGL Resources guarantees, or provides collateral for, the obligations of its subsidiaries and affiliates. The limited partnership agreement of US Propane requires that, in the event of liquidation, all limited partners would be required to restore capital account deficiencies, including any unsatisfied obligations of the partnership. AGL Resources' maximum capital account restoration would be $13.6 million. Cu rrently AGL Resources' capital account is positive. Management believes that the occurrence of US Propane's liquidation is not probable and, accordingly, no liability is recorded.

**Asset Management**

On December 23, 2002, the GPSC issued an order finalizin g the results of an USF audit conducted by the GPSC staff. This audit was designed to examine the USF's operation from its inception through September 30, 2001. The order required that AGLC submit $4.7 million to the USF by January 23, 2003. Of the $4.7 million AGLC submitted to the USF, $0.8 million relates to timing differences and $3.9 million is for the use of capacity assets by AGLC.

Beginning January 1, 2003, AGLC must maintain records that associate transactions involving capacity assets, other than capacity release transactions, to particular capacity assets and to credit 50% of the valuation of such transactions to the USF. The order also requires the documentation of bookkeeping procedures for both AGLC and the GPSC staff. AGL Resources had previously established reserves for this regulatory matter.

**Litigation**

On May 24, 2002, one of AGLC's AMR vendors, IMServ, Inc., sent AGLC a notice under the AMR agreement, alleging various breaches of contract by AGLC and asserting that it had incurred damages in excess of $8.0 million. AGLC does not believe it has breached the AMR agreement as alleged. AGLC and IMServ have been pursuing a contractually mandated process, including mediation, to attempt to resolve their differences under the agreement. AGLC established a reserve in calendar 2002 that management believes will be sufficient to cover any costs related to this matter.

On July 26, 2001, Georgia Natural Gas Company, an indirect wholly owned subsidiary of AGL Resources, filed a lawsuit on behalf of SouthStar against Dynegy Marketing and Trade, a subsidiary of Dynegy, Inc., seeking a full and fair accounting of its activities as asset manager for SouthStar. Dynegy Marketing and Trade filed a counter-claim against Georgia Natural Gas Company and SouthStar. In addition, third-party claims were filed against AGL Resources and Sequent. As a condition of AGL Resources agreement to purchase Dynegy Inc.'s share of SouthStar the parties have agreed to dismiss the lawsuit.

AGL Resources is involved in litigation arising in the normal course of business. AGL Resources believes the ultimate resolution of that litigation will not have a material adverse effect on the consolidated financial statements.

## > Note 7
## Fair Value of Financial Instruments

The following table shows the carrying amounts and fair values of financial instruments included in AGL Resources' consolidated balance sheets:

| *In millions* | Carrying Amount | Estimated Fair Value |
|---|---|---|
| **As of December 31, 2002** | | |
| Long-term debt including current portion | **$797.0** | **$884.4** |
| Capital securities | **227.2** | **263.4** |
| As of December 31, 2001 | | |
| Long-term debt including current portion | 890.0 | 917.1 |
| Capital securities | 218.0 | 244.6 |
| As of September 30, 2001 | | |
| Long-term debt including current portion | 890.0 | 931.5 |
| Capital securities | 219.9 | 228.3 |

The estimated fair values are determined based on the following:

- Long-term debt - interest rates that are currently available for issuance of debt with similar terms and remaining maturities.
- Capital securities - quoted market price and dividend rates for preferred stock with similar terms.

Considerable judgment is required to develop the fair value estimates; therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair value estimates are based on information available to management as of December 31, 2002. Management is not aware of any subsequent factors that would affect significantly the estimated fair value amounts.

## > Note 8
## Income Taxes

AGL Resources has two categories of income taxes in its statements of consolidated income: current and deferred. AGL Resources' current income tax expense consists of federal and state income tax less applicable tax credits related to the current year. AGL Resources' deferred income tax expense generally is equal to the changes in the deferred income tax liability and regulatory tax liability during the year.

**Investment Tax Credits**

AGL Resources has deferred investment tax credits associated with distribution operations as a regulatory liability in its consolidated balance sheets (See Note 2). Those investment tax credits are being amortized as credits to income in accordance with regulatory treatment over the estimated life of the related properties. AGL Resources reduces income tax expense in its statements of consolidated income for the investment tax credits and other tax credits associated with its nonregulated subsidiaries.

**Accumulated Deferred Income Tax Assets and Liabilities**

AGL Resources reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in AGL Resources' consolidated balance sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect. Because of the regulated nature of the utility's business, a regulatory tax liability has been recorded in accordance with SFAS 109. The regulatory tax liability is being amortized over approximately 30 years (See Note 2). Because of additional minimum pension liability requirements under SFAS No. 87, a deferred pension benefit of $30.8 million has been recorded in accordance with SFAS 109 (See Note 3). Components of income tax expense shown in the statements of consolidated income are as follows:

| In millions | Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| **Included in expenses:** | | | | |
| Current income taxes | | | | |
| Federal | **($18.4)** | 11.2 | $39.5 | $1.2 |
| State | **(4.2)** | (10.6) | 5.0 | 0.2 |
| Deferred income taxes | | | | |
| Federal | **78.7** | 1.2 | 5.4 | 31.3 |
| State | **3.2** | 12.1 | 1.3 | 5.8 |
| Amortization of investment tax credits | **(1.3)** | (0.3) | (1.3) | (1.3) |
| Total | **$58.0** | $13.6 | $49.9 | $37.2 |

Reconciliation between the statutory federal income tax rate and the effective rate is as follows:

| Dollars in millions | Calendar 2002 Amount | % of Pretax Income | Transition period Amount | % of Pretax Income | Fiscal 2001 Amount | % of Pretax Income |
|---|---|---|---|---|---|---|
| Computed tax expense | **$56.4** | **35.0%** | **$13.5** | **35.0%** | $48.6 | 35.0% |
| State income tax, net of federal income tax benefit | **3.9** | **2.4** | **0.6** | **1.4** | 2.5 | 1.9 |
| Amortization of investment tax credits | **(1.3)** | **(0.8)** | **(0.3)** | **(0.8)** | (1.3) | (0.9) |
| Flexible Dividend Deduction | **(1.4)** | **(0.9)** | - | - | - | - |
| Other-net | **0.4** | **0.3** | **(0.2)** | **(0.3)** | 0.1 | - |
| Total income tax expense | **$58.0** | **36.0%** | **$13.6** | **35.3%** | $49.9 | 36.0% |

|                                                       | Fiscal 2000 | |
| | | % of Pretax |
| *Dollars in millions* | Amount | Income |
|-------------------------------------------------------|---------|---------|
| Computed tax expense                                  | $37.9   | 35.0%   |
| State income tax, net of federal income tax benefit   | 4.2     | 3.8     |
| Amortization of investment tax credits                | (1.3)   | (1.2)   |
| Adjustment of prior year's income taxes               | -       | -       |
| Nontaxable gain                                       | (2.6)   | (2.4)   |
| Other-net                                             | (1.0)   | (0.8)   |
| Total income tax expense                              | $37.2   | 34.4%   |

Components that give rise to the net accumulated deferred income tax liability are as follows:

| | As of | | |
| | December 31, | December 31, | September 30, |
| *In millions* | **2002** | 2001 | 2001 |
|----------------------------------------------------------------------|-----------|-----------|-----------|
| **Accumulated deferred income tax liabilities:** | | | |
| Property-accelerated depreciation and other property-related items | **$272.2** | **$234.2** | $233.8 |
| Other | **94.4** | **58.2** | 49.2 |
| Total accumulated deferred income tax liabilities | **366.6** | **292.4** | 283.0 |
| **Accumulated deferred income tax assets:** | | | |
| Deferred investment tax credits | **7.8** | **8.3** | 8.4 |
| Deferred pension additional minimum liability | **30.8** | **-** | - |
| Other | **8.0** | **15.3** | 19.1 |
| Total accumulated deferred income tax assets | **46.6** | **23.6** | 27.5 |
| Net accumulated deferred income tax liability | **$320.0** | **$268.8** | $255.5 |

## > Note 9
## Related Party Transactions

Distribution operations recognized revenue and had accounts receivable from SouthStar of the following:

| In millions | Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| Recognized revenue | $171.3 | $41.1 | $185.9 | $173.6 |
| Accounts receivable | - | - | 1.7 | 5.5 |

Utilipro recognized revenue of $7.9 million and $10.9 million on services provided to SouthStar during fiscal 2001 and 2000, respectively, and had accounts receivable from SouthStar of $5.8 million as of September 30, 2000.

AGL Resources' investment in SouthStar had a significant impact on AGL Resources' financial position and results of operations for calendar 2002, the transition period, fiscal 2001 and fiscal 2000. The unaudited figures below represent 100% of the results of SouthStar, in which AGL Resources has a 50% financial interest.  These figures are not comparable to AGL Resources' percentage ownership in the joint venture's earnings or losses reported in its statements of consolidated income under other income.

| | As of | | |
|---|---|---|---|
| | December 31, | December 31, | September 30, |
| In millions | 2002 | 2001 | 2001 |
| **Balance Sheet:** | | | |
| Current assets | $169.0 | $154.0 | $140.1 |
| Noncurrent assets | 0.9 | 2.5 | 11.1 |
| Current liabilities | 83.6 | 44.6 | 69.3 |
| Noncurrent liabilities | - | 17.2 | - |

| | Calendar 2002 | Transition period | Fiscal 2001 | Fiscal 2000 |
|---|---|---|---|---|
| **Income Statement:** | | | | |
| Revenues | $609.6 | $172.1 | $812.3 | $498.6 |
| Operating income | 40.9 | 21.0 | 28.7 | 18.6 |
| Net income from continuing operations | 41.5 | 20.7 | 23.7 | 11.6 |

## > Note 10
## Segment Information

AGL Resources is organized into three operating segments: distribution operations, wholesale services and energy investments.
Additionally, AGL Resources treats corporate as a nonoperating business segment. The Corporate segment includes AGL Resources Inc., AGSC, nonregulated financing and captive insurance subsidiaries, and intercompany eliminations.

Management evaluates segment performance based on EBIT, which includes the effects of corporate expense allocations. As an indicator of AGL Resources' operating performance or liquidity, EBIT should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GA AP. AGL Resources' EBIT may not be comparable to a similarly titled measure of another company. Intersegment sales in calendar 2002, the transition period, fiscal 2001 and fiscal 2000 were eliminated from the statements of consolidated income.

Identifiable assets are those assets used in each segment's operations. AGL Resources' corporate assets consist primarily of cash and cash equivalents and property, plant and equipment.

| In millions | Distribution Operations | Wholesale Services | Energy Investments | Corporate and Intersegment Eliminations | Consolidated AGL Resources |
|---|---|---|---|---|---|
| **As of or for the 12 months ended December 31, 2002** | | | | | |
| Operating revenues  (1) | $844.1 | $23.0 | $2.0 | $(0.2) | $868.9 |
| Depreciation and amortization | 82.0 | - | 0.3 | 6.8 | 89.1 |
| EBIT | 224.4 | 9.1 | 23.6 | (10.1) | 247.0 |
| Interest income | 0.5 | - | 0.1 | - | 0.6 |
| Equity in the net income of investees | - | - | 27.2 | - | 27.2 |
| Other income (loss) | 9.7 | - | 2.8 | (1.5) | 11.0 |
| Total other income (loss) | 10.2 | - | 30.1 | (1.5) | 38.8 |
| Identifiable assets | 3,149.8 | 364.3 | 107.2 | 45.9 | 3,667.2 |
| Investment in joint ventures | - | - | 74.8 | - | 74.8 |
| Capital expenditures | $128.1 | $0.8 | $28.6 | $29.5 | $187.0 |

| In millions | Distribution Operations | Wholesale Services | Energy Investments | Corporate and Intersegment Eliminations | Consolidated AGL Resources |
|---|---|---|---|---|---|
| **As of or for the 3 months ended December 31, 2001** | | | | | |
| Operating revenues   (1) | $194.4 | $6.5 | $0.4 | $(0.3) | $201.0 |
| Depreciation and amortization | 21.2 | - | - | 2.0 | 23.2 |
| EBIT | 59.8 | 3.4 | 3.6 | (4.5) | 62.3 |
| Interest income | 0.2 | - | - | - | 0.2 |
| Equity in the net income of investees | - | - | 5.2 | - | 5.2 |
| Other income (loss) | 2.7 | - | 0.1 | (0.5) | 2.3 |
| Total other income (loss) | 2.9 | - | 5.3 | (0.5) | 7.7 |
| Identifiable assets | 3,198.9 | 115.4 | 56.0 | 9.1 | 3,379.4 |
| Investment in joint ventures | - | - | 74.9 | - | 74.9 |
| Capital expenditures | $35.8 | $0.2 | $11.9 | $4.0 | $51.9 |

|  | As of or for the 12 months ended September 30, 2001 | | | | |
|  | | | | Corporate and | |
|  | Distribution | Wholesale | Energy | Intersegment | Consolidated |
| *In millions* | Operations | Services | Investments | Eliminations | AGL Resources |
| Operating revenues (1) | $914.3 | $11.6 | $9.2 | $5.8 | $940.9 |
| Depreciation and amortization | 90.4 | - | 0.9 | 8.7 | 100.0 |
| EBIT | 213.2 | 3.1 | 21.3 | (1.4) | 236.2 |
| Interest income | 0.6 | - | 0.8 | (0.5) | 0.9 |
| Equity in the net income of investees | - | - | 13.8 | - | 13.8 |
| Other income (loss) | 7.1 | (2.2) | 0.7 | (8.6) | (3.0) |
| Gain on sale of Utilipro | - | - | 10.9 | - | 10.9 |
| Total other income (loss) | 7.7 | (2.2) | 26.2 | (9.1) | 22.6 |
| Identifiable assets | 3,319.8 | 42.0 | 33.5 | (96.9) | 3,298.4 |
| Investment in joint ventures | - | - | 69.7 | - | 69.7 |
| Capital expenditures | $144.2 | $- | $1.2 | $10.3 | $155.7 |

|  | As of or for the 12 months ended September 30, 2000 | | | | |
|  | | | | Corporate and | |
|  | Distribution | Wholesale | Energy | Intersegment | Consolidated |
| *In millions* | Operations | Services | Investments | Eliminations | AGL Resources |
| Operating revenues | $525.1 | $- | $35.4 | $46.9 | $607.4 |
| Depreciation and amortization | 71.0 | - | 3.4 | 8.8 | 83.2 |
| EBIT | 150.8 | - | 16.9 | (1.7) | 166.0 |
| Interest income | 0.4 | - | (0.1) | 0.2 | 0.5 |
| Equity in the net income of investees | - | - | 10.4 | - | 10.4 |
| Other income (loss) | 6.9 | - | 1.1 | (3.8) | 4.2 |
| Gain on propane transaction | - | - | 13.1 | - | 13.1 |
| Total other income (loss) | 7.3 | - | 24.5 | (3.6) | 28.2 |
| Identifiable assets | 2,421.3 | - | 49.3 | 38.5 | 2,509.1 |
| Investment in joint ventures | - | - | 75.3 | 3.5 | 78.8 |
| Capital expenditures | $145.7 | $- | $1.4 | $10.7 | $157.8 |

(1) Intersegment revenues – AGL Resources' wholesale services segment records its energy marketing and risk management revenue on a net basis. The following table provides detail of wholesale services' total gross revenues and gross sales to distribution operations:

|  | Third-party gross | Intersegment | |
| *In millions* | revenues | Revenues | Total Gross Revenues |
| Calendar 2002 | $1,639.2 | $130.6 | $1,769.8 |
| Transition period | 128.4 | 20.0 | 148.4 |
| Fiscal 2001 | 125.2 | 42.6 | 167.8 |
| Fiscal 2000 | - | - | - |

## > Note 11
## Pro Forma Data (Unaudited)

The following pro forma financial data has been prepared as if the acquisition of VNG took place on October 1, 1999, the beginning of AGL Resources' fiscal year. This pro forma financial data is presented for informational purposes and is not necessarily indicative of future operations. Fiscal 2001 is not presented because the results of VNG are included in AGL Resources' financial statements for the entire year.

| *In millions, except per share data* | Fiscal 2000 |
|---|---|
| Revenue | $810.2 |
| EBIT | 183.8 |
| Net income | 51.7 |
| Earnings per common share - basic | 0.94 |
| Earnings per common share - diluted | 0.94 |

## > Note 12
## Quarterly Financial Data (Unaudited)

Quarterly financial data for calendar 2002, transition period and fiscal 2001 are summarized as follows:

| *In millions* | Operating Revenues | Operating Margin | Operating Income |
|---|---|---|---|
| **Calendar 2002** | | | |
| **March 31, 2002** | **$269.3** | **172.2** | **$71.4** |
| **June 30, 2002** | **159.2** | **134.7** | **39.8** |
| **September 30, 2002** | **190.7** | **133.7** | **36.1** |
| **December 31, 2002** | **249.7** | **160.0** | **60.8** |
| Transition period | 201.0 | 151.9 | 54.6 |
| Fiscal 2001 | | | |
| December 31, 2000 | $294.8 | 164.0 | $55.3 |
| March 31, 2001 | 324.6 | 181.1 | 74.3 |
| June 30, 2001 | 167.4 | 138.7 | 41.1 |
| September 30, 2001 | 154.1 | 129.8 | 42.9 |

| *In millions, except per share data* | Net Income (1) | Basic Earnings per Common Share (1) | Diluted Earnings per Common Share (1) |
|---|---|---|---|
| **Calendar 2002** | | | |
| **March 31, 2002** | **$50.1** | **$0.90** | **$0.89** |
| **June 30, 2002** | **12.3** | **0.22** | **0.22** |
| **September 30, 2002** | **9.4** | **0.17** | **0.17** |
| **December 31, 2002** | **31.2** | **0.55** | **0.54** |
| Transition period | 24.9 | 0.45 | 0.45 |
| Fiscal 2001 | | | |
| December 31, 2000 | $22.5 | $0.41 | $0.41 |
| March 31, 2001 | 52.3 | 0.96 | 0.96 |
| June 30 ,2001 | 9.3 | 0.17 | 0.17 |
| September 30, 2001 | 4.8 | 0.09 | 0.09 |

1. The variance in quarterly earnings results from the seasonal nature of AGL Resources' primary business.

Basic and diluted earnings per common share are calculated based on the weighted average number of common shares and common share equivalents outstanding during the quarter. Those totals differ from the basic and diluted earnings per share, as shown on the statements of consolidated income, which are based on the weighted average number of common shares and common share equivalents outstanding during the entire year.

# Independent Auditors' Report

To the Shareholders and Board of Directors of AGL Resources Inc.:

We have audited the accompanying consolidated balance sheets of AGL Resources Inc. and subsidiaries as of December 31, 2002 and 2001 and September 30, 2001, and the related statements of consolidated income, common shareholders' equity, and cash flows for the years ended December 31, 2002, September 30, 2001 and September 30, 2000, and the three months ended December 31, 2001. These financial statements are the responsibility of AGL Resources' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AGL Resources Inc. and subsidiaries as of December 31, 2002 and 2001 and September 30, 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, September 30, 2001 and September 30, 2000, and the three months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 AGL Resources Inc. and subsidiaries adopted the June 2002 consensus of EITF Issue No. 02-03, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," that required all mark-to-market gains and losses on energy trading contracts to be shown net in the income statement whether or not settled physically.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Atlanta, Georgia
January 27, 2003